P, E, 2/11/02

1116649

02013432

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

1-15018

For the month of February, 2002

VOTORANTIM CELULOSE e PAPEL S.A.

(Votarantim Pulp and Paper Inc.)
(Translation of registrant's name into English)

Alameda Santos, 1357-8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOTORANTIM CELULOSE e PAPEL S.A.
(Registrant)

Date: February 6, 2002

By: ______________________
Name: Valdir Roque
Title: Chief Financial Officer

EXHIBIT INDEX

1. Consolidated Financial Statements of the Company, dated January 28, 2002, for the Years Ended December 31, 2001, 2000 and 1999.

2. Press release in English, dated January 31, 2002, announcing the Company's Operating and Financial Information for the Fourth Quarter of 2001, presented in consolidated numbers in U.S. dollars according to U.S. GAAP.

3. Press release in Portuguese, dated January 31, 2002, announcing the Company's Operating and Financial Information for the Fourth Quarter of 2001, presented in consolidated numbers in Brazilian Real, according to Legislação Societária, or Brazilian Corporate Laws.

EXHIBIT 1

Consolidated Financial Statements

Votorantim Celulose e Papel S.A.

Years ended December 31, 2001, 2000 and 1999

VOTORANTIM CELULOSE E PAPEL S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Index

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Votorantim Celulose e Papel S.A

We have audited the accompanying consolidated balance sheets of Votorantim Celulose e Papel S.A. as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Aracruz Celulose S.A, (a corporation in which the Company has a 12.35% equity interest), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to balance sheet data included for Aracruz Celulose S.A, it is based solely on their report.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Votorantim Celulose e Papel S.A. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young Auditores Independentes S.C.

Idésio S. Coelho Jr
Partner

São Paulo, Brazil
January 28, 2002

VOTORANTIM CELULOSE E PAPEL S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000
(Expressed in millions of U.S. dollars)

	2001	2000
Assets		
Current assets		
Cash and cash equivalents	172	489
Held-to-maturity investments	87~~68~~	17
Unrealized gains from foreign currency and interest rate swaps	-	36
Trade accounts receivable	171	159
Inventories	60	63
Deferred income tax	3	6
Other	15	8
Total current assets	508~~489~~	778
Property, plant and equipment, net	1,100	997
Other assets		
Equity investees	371	-
Held-to-maturity investments	277~~296~~	-
Unrealized gains from foreign currency and interest rate swaps	41	9
Other	24	6
Total other assets	713~~732~~	15
Total assets	2,321	1,790

VOTORANTIM CELULOSE E PAPEL S.A.

CONSOLIDATED BALANCE SHEETS (Continued)
December 31, 2001 and 2000
(Expressed in millions of U.S. dollars, except numbers of shares)

	2001	2000
Liabilities and Shareholders' equity		
Current liabilities		
Trade payable	57	28
Short-term debt	69	74
Current portion of long-term debt	389	94
Payroll and related charges	12	13
Income taxes	3	4
Dividends payable	40	45
Other	14	11
Total current liabilities	584	269
Long-term liabilities		
Long-term debt, less current portion	584	361
Deferred income tax	34	13
Provision for tax, legal proceedings and other	12	13
Total long-term liabilities	630	387
Commitments and contingencies		
Shareholders' equity		
Preferred stock, no par value, 56,000,000,000 shares authorized, 17,182,209,232 shares issued	553	553
Common stock, no par value, 28,000,000,000 shares authorized, 21,140,490,321 shares issued	767	767
Additional paid-in-capital	23	23
Treasury stock, at cost, 235,400,000 preferred shares	- (6)	- (6)
Appropriated retained earnings	27	19
Unappropriated retained earnings	518	374
Accumulated other comprehensive loss	(775)	(596)
Total shareholders' equity	1,107	1,134
Total liabilities and shareholders' equity	2,321	1,790

See notes to consolidated financial statements.

VOTORANTIM CELULOSE E PAPEL S.A.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2001, 2000 and 1999
(Expressed in millions of U.S. dollars, except earnings per share)

	2001	2000	1999
Net operating revenue			
(Net of sales taxes: 2001 - $99; 2000 - $92 and 1999 - $67)			
Domestic sales	443	537	392
Export sales (Includes related party sales: 2001 - $194; 2000 - $196 and 1999 - $174)	211	237	196
	654	774	588
Operating cost and expenses			
Cost of sales	344	371	322
Selling and marketing	56	58	62
General and administrative	32	33	27
Other operating expenses (income), net	5	(2)	1
	437	460	412
Operating profit	217	314	176
Non-operating income (expenses)			
Financial income	71	94	106
Financial expenses	(39)	(65)	(93)
Foreign exchange losses, net	(8)	(14)	(69)
Gain on sale of investee	-	-	13
	24	15	(43)
Income before income tax, equity income of investee and cumulative effect of accounting change	241	329	133
Income tax expense	(59)	(80)	(35)
Income before equity income of investee and cumulative effect of accounting change	182	249	98
Equity income of investee	-	-	1
Income before cumulative effect of accounting change	182	249	99
Cumulative effect of accounting change, net of tax	10	-	-
Net income	192	249	99
Net income applicable to preferred stock	90	116	45
Net income applicable to common stock	102	133	54
Net income	192	249	99

See notes to consolidated financial statements.

VOTORANTIM CELULOSE E PAPEL S.A.

CONSOLIDATED STATEMENTS OF INCOME (Continued)
Years ended December 31, 2001, 2000 and 1999

(Expressed in millions of U.S. dollars, except earnings per share)

Per share data:	**Years ended December- 31,**				
	2001			**2000**	**1999**
	Before cumulative effect of accounting change	**Cumulative effect of accounting change**	**Net Income**	**Net Income**	**Net Income**
Basic earnings per 500 shares - in U.S. dollars					
Preferred	2.51	0.14	2.65	3.45	1.41
Common	2.28	0.13	2.41	3.13	1.28
Basic earnings per 1000 shares - in U.S. dollars					
Preferred	5.03	0.28	5.31	6.89	2.81
Common	4.57	0.26	4.83	6.27	2.56
Weighted average number of shares outstanding (thousands)					
Preferred	16,946,809	16,946,809	16,946,809	16,867,058	15,973,367
Common	21,140,490	21,140,490	21,140,490	21,140,490	21,140,490

See notes to consolidated financial statements.

VOTORANTIM CELULOSE E PAPEL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001, 2000 and 1999
(Expressed in millions of U.S. dollars)

	2001	2000	1999
Cash flows from operating activities			
Net income	192	249	99
Adjustments to reconcile net income to cash provided by operating activities:			
Foreign exchange losses, net	8	14	69
Deferred income tax	19	24	27
Depreciation and depletion	52	63	63
Cumulative effect of accounting change, net of tax	(10)	-	-
Disposals of property, plant and equipment	4	2	(2)
Disposal of investee	-	-	(13)
Changes in operating assets and liabilities			
Trade accounts receivable	(35)	(8)	(66)
Inventories	(8)	(11)	(11)
Other assets	(10)	29	(2)
Liabilities	22	19	41
Net cash provided by operating activities	234	381	205
Cash flows from investing activities			
Held-to-maturity investments			
Purchases	(329)	(32)	(187)
Maturities	4	187	186
Acquisition of property, plant and equipment	(309)	(125)	(84)
Investment in equity investee	(370)	-	-
Proceeds from disposals of property, plant and equipment	2	5	8
Proceeds from sale of investee	-	-	23
Loans to related parties	-	66	9
Net cash provided (used) in investing activities	(1,002)	101	(45)
Cash flows from financing activities			
Short-term debt	13	(4)	6
Long-term debt			
Issuances	787	187	99
Repayments	(238)	(329)	(287)
Acquisition of treasury shares	-	(6)	-
Proceeds from sales of treasury shares	-	32	8
Dividends paid	(37)	(23)	(6)
Net cash provided by (used in) financing activities	525	(143)	(180)
Effect of exchange rate changes on cash and cash equivalents	(74)	(26)	(83)
Net increase (decrease) in cash and cash equivalents	(317)	313	(103)
Cash and cash equivalents at beginning of year	489	176	279
Cash and cash equivalents at end of year	172	489	176

See notes to consolidated financial statements.

VOTORANTIM CELULOSE E PAPEL S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended December 31, 2001, 2000 and 1999
(Expressed in millions of U.S. dollars, except numbers of shares)

	2001	2000	1999
Preferred stock			
At beginning and end of year (2,520 shares issued in 1999)	553	553	553
Common stock			
At beginning and end of year	767	767	767
Additional paid-in-capital			
At beginning of year	23	5	-
Gain on sale of treasury stock	-	18	5
At end of year	23	23	5
Treasury stock			
At beginning of year	(6)	(14)	(17)
Preferred stock acquired (2000 – 235,400,000)	-	(6)	-
Preferred stock sold (2000 – 1,137,582,405 and 1999 - 283,600,000)	-	14	3
At end of year	(6)	(6)	(14)
Retained earnings			
Appropriated retained earnings			
At beginning of year	19	9	7
Transferred from unappropriated retained earnings	8	10	2
At end of year	27	19	9
Unappropriated retained earnings			
At beginning of year	374	188	114
Net income	192	249	99
Transferred to appropriated retained earnings	(8)	(10)	(2)
Dividends			
Preferred	(19)	(23)	(10)
Common	(21)	(30)	(13)
At end of year	518	374	188
Accumulated other comprehensive (loss) – Cumulative Translation Adjustments			
At beginning of year	(596)	(489)	(51)
Change for the year	(179)	(107)	(442)
Sale of investee	-	-	4
At end of year	(775)	(596)	(489)
Shareholders' equity at end of year	1,107	1,134	1,019
Comprehensive income (loss)			
Net income	192	249	99
Translation adjustments	(179)	(107)	(438)
Comprehensive income (loss)	13	142	(339)

See notes to consolidated financial statements.

VOTORANTIM CELULOSE E PAPEL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2001, 2000 and 1999
(In millions of U.S. dollars, unless otherwise indicated)

1. Operations

Votorantim Celulose e Papel S.A. ("VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production.

Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are effected by such conditions which are beyond our control.

Although the economic situation in Brazil has remained relatively stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company's operations. In 1999, there was a significant devaluation of the Brazilian *real* in relation to the US dollar." (See Note 2.a).

We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services. Our immediate parent company is Votocel Filmes Flexíveis Ltda., which is directly controlled by S.A. Indústrias Votorantim, and which in turn is ultimately controlled by Hejoassu Administração Ltda. ("Hejoassu"). Hejoassu is controlled by the Ermirio de Moraes Family.

2. Significant Accounting Policies

We have prepared these financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), using the U.S. dollar as our reporting currency. The accounting principles adopted under US GAAP differ in certain respects from those required under Brazilian GAAP, which we use to prepare our statutory financial statements as filed with the *Comissão de Valores Mobiliários* (Brazilian Securities Commission or "CVM").

(In millions of U.S. dollars, unless otherwise indicated)

2. Significant Accounting Policies (Continued)

a) Translation of *real* amounts to U.S. dollars

In accordance with Statement of Financial Accounting Standards ("SFAS") 52 ("Foreign Currency Translation") we have used the *real* as our functional. We translate our assets and liabilities from *reais* to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date (December 31, 2001 - US$ 1.00 : R$ 2.3204; December 31, 2000 - US$ 1.00 : R$ 1.9554; December 31, 1999 - US$ 1.00 : R$ 1.7890) and revenues, expenses, gains and losses are translated using the average exchange rates for the year. We record translation gains and losses in the cumulative translation adjustment ("CTA") component of shareholders' equity. In 2001 we have incorporated a foreign wholly owned subsidiary named Newark Financial INC, located in the British Virgin Islands which major activities are directly performed in U.S. dollars and accordingly has elected the U.S. dollars as its functional currency.

In January 1999, the Brazilian Government announced that it would no longer establish ceilings and floors for the exchange rate of the *real* against foreign currencies. This change resulted in an immediate devaluation of the *real* with significant effects on our financial statements, when expressed in U.S. dollars, for the year ended December 31, 1999.

b) Principles of consolidation

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), which we acquired during 2001 (See note 3) and our 50 percent owned equity investee, Voto - Votorantim Overseas Trading Operations N.V. ("Voto") are accounted for on the equity method.

Certain reclassification have been made to the prior years' financial statements to conform to the current year presentation.

2. Significant Accounting Policies (Continued)

c) Cash and cash equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

d) Held-to-maturity investments

We consider our debt securities as held-to-maturity when we intend and have the ability to hold the securities to maturity. Held-to-maturity securities are carried at cost plus accrued income which is included in financial income in the statements of income.

e) Inventories

Inventories, including timber, are stated at average acquisition or production cost, which is lower than market.

f) Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction, including interest during the construction period. Expenditures which materially extend the useful lives of the existing facilities and equipment are capitalized. We depreciate property, plant and equipment costs using the straight-line method at rates we judge to be compatible with the useful lives, principally 25 years for plant and equipment, 10 years for furniture and fixtures and five years for vehicles. Depletion of forests is computed on the unit-of-production method, based on the volume of timber harvested in each period. Software costs capitalized are amortized on a straight-line basis over five years.

Forest development costs, primarily project implementation costs (preparation of soil, planting, pest control and clearing, etc.) and on-going maintenance costs are capitalized as incurred. Through 2000, forests were normally harvested three times over a twenty-one year period and we amortized 60% of accumulated costs at the time of the first harvest, 26% of accumulated costs through the first harvest and 65% of costs incurred since the first harvest at the time of the second harvest, and the remaining costs at the time of the third harvest. As a result of improvements in forest management techniques, including genetic improvement in trees, beginning in 2001 we now harvest and replant our forests approximately every seven years and capitalized costs are expensed at the time of each harvest.

(In millions of U.S. dollars, unless otherwise indicated)

2. Significant Accounting Policies (Continued)

f) Property, plant and equipment (Continued)

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses.

g) Income taxes

We account for income taxes in accordance with SFAS 109 - *"Accounting for Income Taxes"*.

h) Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Revenue is recorded net of sales returns of $7 in 2001, $7 in 2000 and $5 in 1999. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Research and development expenses are charged to expense as incurred and totaled approximately $1 in each of 2001, 2000 and 1999. Start-up expenses of new facilities and restructuring charges are also directly expensed.

Shipping and handling costs are charged to selling and marketing expenses and totaled approximately $27, $28 and $25 in 2001, 2000 and 1999, respectively.

i) Comprehensive income (loss)

We report comprehensive income (loss) in accordance with SFAS 130 ("Reporting

Comprehensive Income") and have elected to present this in the statement of changes in shareholders' equity. In our case, comprehensive income (loss) comprises the results of our operations and the translation adjustments included in the "CTA" component of shareholders' equity.

2. Significant Accounting Policies (Continued)

j) Earnings per share

In conformity with SFAS 128 *("Earnings per Share")* we have presented earnings per share for each class of shares, taking into account that the preferred shares are entitled to a dividend 10% greater than that of the common shares. The computation has been made as if the net income for each period will be fully distributed. Earnings may be capitalized or otherwise appropriated, consequently such earnings would no longer be available as dividends. Therefore, there is no assurance that preferred shareholders will receive a 10% premium on undistributed earnings. We also may pay dividends through interest attributed to capital in accordance with our by-laws. The unit of 1,000 shares is used because this is the basis for quotation and trading on the Brazilian stock exchanges. We have also presented earnings per 500 shares because this unit reflects the number of preferred shares represented by one of our American Depository Shares.

k) Use of estimates

In order to prepare our financial statements in conformity with generally accepted accounting principles we make estimates and assumptions that affect the amounts that we reported in the financial statements and accompanying notes. Actual results could differ from our estimates.

l) Employee benefits and other related matters

In March 2000 we began participation in a defined contribution plan which provides pension and post-retirement benefits (see Note 20). We also contribute to the Government pension, welfare and redundancy plans on behalf of our employees and these contributions are expensed as incurred. Most of our employees are members of unions, with which we enter into collective-bargaining arrangements annually. The liability for future compensation for employee vacations is accrued as earned.

m) Environmental matters

Our production facilities and forestry operations are subject to a number of environmental risks which we seek to mitigate by strict operating procedures and investments in pollution control equipment and systems. Ongoing environmental compliance expenditures are expensed as incurred and new equipment and systems are capitalized. We believe that no provision for losses related to environmental matters is currently required based on prevailing laws and regulations in Brazil.

(In millions of U.S. dollars, unless otherwise indicated)

2. Significant Accounting Policies (Continued)

n) Accounting for Derivative Instruments and Hedging Activities

As of January 1, 2001, we adopted Financial Accounting Standards Board Statement No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* (Statement 133) which was issued in June, 1998 and its amendments Statements 137, *Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date* of FASB Statement No. 133, and 138, *Accounting for Derivative Instruments and Certain Hedging Activities* issued in June 1999 and June 2000, respectively (collectively referred to as Statement 133).

As a result of adoption of Statement 133, we recognize our foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. Prior to adoption of Statement 133, we recognized our foreign currency and interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. We accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of Statement 133, resulted in a cumulative effect of accounting change of $10, net of applicable tax expense of $4, which resulted in a gain in the consolidated statement of income for the year ended December 31, 2001.

(In millions of U.S. dollars, unless otherwise indicated)

3. Incorporated and Acquisition of Company

On October 3, 2001, our wholly-owned subsidiary VCP Exportadora e Participações S.A. through its wholly-owned subsidiary Newark Financial INC, which is incorporated in the British Virgin Islands, signed a Share Purchase and Sale Agreement under which, we agreed to acquire from Mondi Brazil Ltd. and Mondi International S.A ("Group Mondi") for ~~US~~$370, 127,~~.~~506,~~.~~457 common shares of Aracruz Celulose S.A. ("Aracruz"), representing 28.0% of the voting shares capital and 12.35% of equity share capital of Aracruz. The transfer~~purchase~~ of the shares occurred on November 1, 2001 when we became a member of the controlling group of Aracruz, together with Lorentzen and Safra Group, (each member owning 28% of the voting shares and with three seats on the board of directors), and BNDES Participações (with 12.5% of the voting shares and one seat on the board of directors). This transaction is subject to approval by the Brazilian regulatory authorities and we believe such approval will be given. The excess of the cost of our investment in Aracruz over our portion of the underlying fair value of the net assets (excluding any possible adjustments for fair value of property, plant and equipment and intangible assets) amounted to ~~US~~$155. The excess of the cost of our investment over our portion of the underlying fair value of the net assets is tentative pending completion of appraisals of property, plant and equipment and intangible assets. The allocation may change with the completion of the pending procedures.

Aracruz's summarized financial position at December 31, 2001 is as follows:

Currents assets	641
Property, plant, and equipment, investments in affiliated company and other assets	2,137
Current liabilities	- 425
Long-term debt (long-term portion)	537~~614~~
Total equity	1,738

4. Income Taxes

Income taxes in Brazil include federal income tax and social contribution. The composite tax rate was 34% for 2001 and 2000 and 37% for 1999.

(In millions of U.S. dollars, unless otherwise indicated)

4. Income Taxes (Continued)

a) Income tax reconciliation

Income tax expense computed at Brazil's statutory rate is reconciled to income tax expense in our consolidated statements of income for the years ended December 31, 2001, 2000 and 1999 as follows:

	2001	2000	1999
Income before income taxes	242	329	133
Income tax expense at statutory tax rate	82	112	49
Reconciliation of statutory to effective rate			
Effect of REFIS election (see below)	(23)	-	-
Tax exempt income	-	-	(6)
Valuation Allowance	-	-	(7)
Interest attributed to capital	-	(19)	-
Goodwill amortization for tax	-	(11)	(1)
Other	-	(2)	-
Income tax expense	59	80	35

Due to our the enrollment in the Program of Tax Recovery (REFIS) we may elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pretax income. For 2001 we elected to calculate and pay our income taxes based on the provisions of REFIS.

b) Analysis of deferred tax balances

	2001	2000
Deferred tax assets		
Preoperating costs capitalized for tax and other	10	22
Provision for tax, legal proceedings and other	-	4
Other	4	-
Total deferred tax assets	14	26
Deferred tax liabilities		
Foreign currency and interest swap contracts	(12)	-
Property, plant and equipment	(33)	(33)
	(45)	(33)
Net deferred tax liabilities	(31)	(7)

(In millions of U.S. dollars, unless otherwise indicated)

4. **Income Taxes** (Continued)

c) Composition of provision for income tax

	2001	2000	1999
Current	40	56	8
Deferred	19	24	27
	59	80	35

5. Held-to-maturity investments

The following is a summary of our held to maturity investments at December 31, 2001 and 2000:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2001				
In reais				
Bank Certificate of deposits	54	1	-	55
Debentures	34	5	-	39
In U.S. dollars				
Brazilian Public Bonds	262	12	-	274
Total	350	18	-	368

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2000				
In reais				
Debentures	15	2	-	17
Total	15	2	-	17

(In millions of U.S. dollars, unless otherwise indicated)

5. Held-to-maturity investments (Continued)

The amortized cost and estimated fair value of ~~available-for-sale securities~~our held-to-maturity investments at December 31, 2001, by contractual maturity, are shown below:

Maturity periods	Amortized Cost	Estimated Fair Value
Due in less than one year	83	87
Due in one to three years	97	105
Due in three to five years	79	83
Due after five years	91	93
Total	350	368

6. Trade Accounts Receivable

	2001	2000
Export receivables, denominated in U.S. dollars	77~~106~~	74
Domestic receivables	98~~69~~	88
Allowance for doubtful accounts	(4)	(3)
	171	159

During 2001, 2000 and 1999, no single customer or group represented more than 10% of our consolidated sales.

7. Inventories

	2001	2000
Finished products	21	26
Work in process	5	6
Raw materials and supplies	30	27
Imports in transit and other	4	4
	60	63

(In millions of U.S. dollars, unless otherwise indicated)

8. Property, Plant and Equipment

	2001	2000
Land	44	50
Buildings	97	97
Machinery, equipment and installations	766	807
Forests	210	206
Other	62	66
Construction in process	229	78
	1,408	1,304
Accumulated depreciation and depletion	(308)	(307)
	1,100	997

9. Short-term debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings. Historically, we have not been called upon to honor any material unpaid amounts.

At December 31, 2001 and 2000, the weighted average interest rates on short-term debt were Libor plus 4.2% (6.1%) and Libor plus 1.4% (7.6%), respectively

(In millions of U.S. dollars, unless otherwise indicated)

10. Long-term debt

	Interest rate at December 31, 2001	2001	2000
In U.S. dollars			
Voto loan	8.5%	200	200
International Finance Corporation – IFC	LIBOR + 2.1%	1	6
Syndicated Bank Loan	4.9%	353	-
Votorantrade N.V. loan	4.9%	11	-
Export credits	LIBOR + 1.3%	296	176
Import credits	LIBOR+ 0.7%	18	13
In *reais*			
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	TJLP + 3.0 %	94	60
		973	455
Less: current portion		(389)	(94)
Long-term portion		584	361

Note: LIBOR = London Interbank Offered Rate. At December 31, 2001, the Libor rate was 1.98% per annum.
TJLP = *"Taxa de Juros de Longo Prazo"*, a long-term interest rate reset quarterly by the Brazilian Central Bank. At December 31, 2001, the TJLP rate was 10% per annum.

The export credits relate to pre-export advances usually with initial maturities between 24 and 60 months. Upon shipment the export credits are refinanced with short-term secured borrowings.

(In millions of U.S. dollars, unless otherwise indicated)

10. Long-term Debt (Continued)

In December 1996, Voto received a bridge financing from ING Bearings for $300. Of this amount, $150 was advanced to us at that time. In June 1997 Voto - Votorantim Overseas Trading Operations N.V. (a special purpose unconsolidated company owned 50% by us and 50% by S.A. Indústrias Votorantim, also a member of the Votorantim Group) issued $400, 8.5% notes due 2005 ("Voto Notes"), jointly and severally guaranteed by us and Cimento Rio Branco S.A., a subsidiary of S.A. Indústrias Votorantim, members of the Votorantim Group (collectively the "Guarantors"). The bridge loan was paid in full with the proceeds of this issue and an additional $50 was transferred to us. On the total $200 intercompany loan, Voto charges us an interest rate identical to that which it pays to the holders of the notes. Under the Voto Notes indenture, each holder of the notes may upon notice require Voto to repurchase, in whole or in part, the notes on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest. Also, under the Voto Notes indenture, Voto may upon notice repurchase the notes from holders, in whole but not in part, on June 27, 2002 at a repurchase price of 99.5% of the principal amount plus accrued and unpaid interest. In either case, Voto may procure any other person to purchase the notes that are subject to its repurchase.

The intercompany loan from Voto has the same terms as the Voto Notes including a put and call option in 2002. If the call option is exercised by the holders of the Voto Notes, we will pay our loan to Voto prior to the payment dates on the Notes. The intercompany loan contract does not mention any discount on the payment of the loan in case the put and call option is exercised, and only sets the maximum amount that would be paid in 2002. Because we and SAIV are the shareholders of Voto, we have full control of the amount and the discount that will be exercised in the loan payment. We will pay to Voto the same amount that Voto will pay to holders of Notes. Any event of default with respect of the Notes will also constitute or give rise to an event of default with respect to the intercompany loan from Voto.

Voto has no operation and its only significant liability was the non-current 8.5% $400 Notes and its only significant asset was the non-current 8.5% $400 loan receivable from us and SAIV. Current assets and current liabilities were less than $1 in 2001 and 2000. Stockhoders' equity was approximately $1 in 2001, 2000 and 1999. Net income was less than $1 for the years ended December 2001, 2000 and 1999.

In connection with our guarantee of the Voto Notes we are subject to covenants, basically relating to the maintenance of a certain level of net borrowing (debt less our cash equivalents and held-to-maturity investments).

(In millions of U.S. dollars, unless otherwise indicated)

10. Long-term Debt (Continued)

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate Parent Company. The IFC loan is secured by certain of our properties. The carrying amount of our assets securing these loans was approximately $215 at December 31, 2001.

In November 2001, Newark Financial Inc obtained a ~~US~~$370 a bridge financial from certain banks with maturity in February 2002. This loan was used to finance the acquisition of our investment in Aracruz. We have classified this bridge in long term liabilities because we have obtained a firm commitment from a financial institution that will provide us with a long financing. We will use the proceeds of this long term financing to repay the bridge loan.

At December 31, 2001, long-term debt maturities are as follows:

2002	389~~50~~
2003	184~~17~~
2004	237
2005	79~~255~~
2006	56
Thereafter	28
	973

We have considered the maturity of the Voto loan as 2002 because the Voto Notes are redeemable at each holder's or Voto's option in that year; the final maturity of the Voto Notes is 2005 if the notes are not so redeemed. We will pay the Voto loan on the same date the Voto Notes are redeemed.

The Company has an unused line of credit agreement with BNDES for investment in propertly, plant and equipment of $142 subject to TJLP plus 3% at December 31, 2001:

(In millions of U.S. dollars, unless otherwise indicated)

11. Commitments and Contingencies

a) We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other noncurrent assets - other in our balance sheet) which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

	2001		2000	
Type of proceeding	**Deposits**	**Provisions**	**Deposits**	**Provisions**
Tax-related	2	7	2	9
Civil-related	-	2	-	2
Labor-related	2	3	2	2
	4	12	4	13

The activity in our provision account for 2001, 2000 and 1999 were as follows:

	2001	2000	1999
At beginning of year	13	17	15
Translation adjustment	(2)	(1)	(5)
Provisions for new legal proceedings	2	-	7
Amounts paid to settle litigation	(1)	(3)	-
At end of year	12	13	17

b) We do not maintain insurance for our forests; rather, our policy is to self-insure against fire, disease and other risks to our forests. We have taken measures to mitigate these risks, but any losses from damage outside of our control would be for our own account.

(In millions of U.S. dollars, unless otherwise indicated)

11. Commitments and Contingencies (Continued)

c) In addition to the Voto Notes described in Note 10~~8~~ we are the guarantor of the following loans of other companies of the Votorantim Group:

	Date of expiration of the guarantee	Amount of guarantee at December 31, 2001
Votocel Filmes Flexíveis Ltda.		
Equipment finance	10/15/2004	15

At December 31, 2001, VCP has loans totaling $200 that are guaranteed by other companies of the Votorantim Group.

d) We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are shipped which is the time we transfer title to our customers. Under the vendor program we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At December 31, 2001, customer guarantees provided by us totaled $61 ($75 at December 31,2000). Our guarantees are usually secured by the personal guarantee of the customer's owner.

e) We lease forest land under operating leases from other companies of the Votorantim Group as a source for raw material for our products. The leases, most of which commenced in 1991, are typically for a term of 21 years~~(which comprises three harvest cycles since each cycle takes approximately seven years)~~. We are required to assure the timberlands are cleared and the soil quality recovered by the end of the lease term. Lease payments, equal to 30% of the market value of the wood harvested on the property, are payable after each harvest. We guarantee to the lessor a minimum harvest payment. Payments under these operating leases were approximately $1 in each of 2001, 2000 and 1999.

(In millions of U.S. dollars, unless otherwise indicated)

11. Commitments and Contingencies (Continued)

f) We have long-term sales contracts with certain of our customers. These contracts generally provide for sales of specified volumes of pulp at market prices. Early termination is provided for in the event of, among other things, a material breach, the insolvency of one of the parties or force majeure events of extended duration. One sales contract includes provisions that permit us to terminate the contract or reduce the quantities shipped if sales to the purchaser would exceed a specified percentage of our annual production capacity. These contracts, which began in 1999, represent not more than 30% of our current annual pulp production. The contracts expire from 2002 to 2004.

g) We have commitments for capital expenditures amounted to approximately $305— at December 31, 2001.

12. Shareholders' Equity

Our by-laws require that we pay a mandatory dividend to our common and preferred shareholders of at least 25% of our annual net distributable income determined in accordance with Brazilian Corporate Law. As from 1997, preferred shareholders are entitled to receive a dividend per share 10% higher than common shareholders. In 2001, 2000 and 1999 we paid dividends in excess of the mandatory amount.

The preferred shareholders may not vote at shareholders meetings but have the right to receive priority in repayment of their capital, in the case of liquidation.

In accordance with the Brazilian Corporate Law and our by-laws we are required to make annual appropriations to certain reserves (appropriated retained earnings). These comprise mainly (a) 5% of the net income in our statutory accounts which must be transferred to a legal reserve until such reserve reaches 20% of our share capital and (b) appropriation of an amount equal to income tax rebates available for investments in certain underdeveloped regions of Brazil to an investment incentive reserve. The legal and investment incentives reserves cannot be used to distribute dividends to our shareholders.

(In millions of U.S. dollars, unless otherwise indicated)

12. Shareholders' Equity (Continued)

Brazilian law permits the payment of dividends only in *reais*, limited to the unappropriated retained earnings in our financial statements prepared in accordance with Brazilian Corporate Law.

The devaluation of the *Real* impacts the amount available for distribution when measured in U.S. dollars. Amounts reported as available for distribution in our statutory accounting records prepared under accounting principles set forth under Brazilian Corporate Law will decrease or increase when measured in U.S. dollars as the *Real* depreciates or appreciates, respectively, against the U.S. dollar. The devaluation of the *Real* results in net foreign exchange losses which are included in the results of income determined under accounting principles set forth under Brazilian corporate law and which reduces the amount of unappropriated earnings available for distribution. At December 31, 2001, we had unappropriated retained earnings of R$777 million (R$506 million in 2000) in our statutory books, equivalent, at the exchange rate at December 31, 2001, to $335 ($259 in 2000).

Dividends paid per thousand shares in U.S. dollars were as follows:

	2001	2000	1999
Preferred	1.02	0.65	0.16
Common	0.93	0.59	0.15

Brazilian corporations are permitted to attribute interest on shareholders' equity similar to dividends declared, which is deductible for income tax purposes if the corporation opts to use the method of calculating the income tax based on pre-tax income. We elected to pay such interest to our shareholders on December 31, 2000, and accrued the amount with a direct charge to shareholders' equity. The distribution to the shareholders is subject to withholding income tax generally at the rate of 15%.

(In millions of U.S. dollars, unless otherwise indicated)

13. Related Parties

Balances and transactions with related parties are as follows:

	Nature and business purpose of transactions	2001	2000
Cash, cash equivalents and held-to-maturity investments	Surplus cash funds invested with Group Financial institution		
Votorantim Group company			
Banco Votorantim S.A.		406	254
Trade accounts receivable	Sales to trading company		
Votorantim Group company			
Votorantrade N.V.		69	70
Unrealized gains from foreign currency and interest rate swaps	Arising from swap contract transactions in which the Group financial institution acts as counter-party		
Votorantim Group company			
Banco Votorantim S.A.		41~~31~~	45
Long-term loans from related parties	Loans from related parties		
Votorantim Group company			
Voto-Votorantim Overseas Trading Operations N.V.		200	200
Votorantrade N.V.		11	-
Parent of a significant shareholder outside Votorantim Group			
Banco Nacional de Desenvolvimento Econômico e Social – BNDES		94	60

The above cash equivalent, held-to-maturity investments and loans earn interest at market rates.

(In millions of U.S. dollars, unless otherwise indicated)

13. Related Parties (Continued)

The loan to Cimento Rio Branco S.A. was made on identical terms and conditions (including the 8.5% interest) as the $200 in proceeds transferred to us by Voto-Votorantim Overseas Trading Operations N.V. We believe that, the Guarantors, including Cimento Rio Branco, would not have been able to obtain a similar loan from an unrelated party at comparable terms had they obtained the financing individually. The purpose of that loan was to optimize the availability of funds offered by the market to finance other Votorantim Group needs.

The business purpose of the loan from Voto - Votorantim Overseas Trading Operations N.V. was to finance our capital expenditures and to provide us an additional working capital. VCP, S.A. Indústrias Votorantim, Companhia de Cimento Portland Rio Branco and Companhia de Cimento Gaúcho (subsequently merged into Rio Branco) have guaranteed, jointly and severally, the $400 notes issued by Voto-Votorantim Overseas Trading Operations N.V. Through the joint and several guarantee, we and the other guarantors were able to secure higher rating and lower interest rate on the notes.

Revenue, income and expenses from transactions with related parties were as follows:

	2001	**2000**	**1999**
Export sales revenue	194	196	174
Domestic sales revenue	-	-	6
Purchases of special papers	-	-	2
Selling and marketing	-	-	5
Other operating income	-	-	1
Financial income	50	76	63
Financial expenses	-21~~6~~	24	38

Export sales revenue primarily relates to sales made to Votorantrade N.V., domestic sales revenue relates to sales of pulp made to Salto, purchases of special papers relates to purchases from Salto, selling and marketing expenses relate to commissions payable to Votorantrade N.V., other operating income relates to fee received from Salto for administrative support services provided by us, financial income arises from loans made to related parties and investments made in Banco Votorantim, and financial expenses represent charges on intercompany loans from related parties.

(In millions of U.S. dollars, unless otherwise indicated)

14. Financial Instruments and Derivatives

We primarily use foreign currency and interest rate swap contracts or Brazilian Public bonds indexed to U.S. dollar to hedge our U.S. dollar denominated debt. By entering into these contracts or purchasing Brazilian Public bonds, we partially protect ourselves from the effects of unfavorable exchange movements. Accordingly, if the *real* devalues against the U.S. dollar and results in a foreign exchange loss, we are at least in part protected by an offsetting gain from the swap contracts.

We used the following methods and assumptions in estimating the fair value disclosures of our financial instruments:

Cash and cash equivalents: The carrying amounts reported in our balance sheet for cash and cash equivalents approximate their fair values.

Held-to-maturity investments: The carrying amounts reported in our balance sheet for held-to-maturity investments approximate their fair value.

Long-and short-term debt: The carrying amounts of our short-term debt approximate their fair values. The fair values of our long-term debt were estimated based on available quoted rates for loans of substantially similar terms and maturities.

Foreign currency and interest rate swap contracts: The fair values of our foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At December 31, 2001 and 2000 the notional amounts of our outstanding foreign currency and interest rate swap contracts were $253 and $243, respectively and their fair values were $32 and $59, respectively. In 2000 and 1999 we recognized these swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. In 2001, with the adoption of Statement 133, we recognized these swap contracts on the balance sheet at fair value and adjustments to fair value were recorded through income. The actual cash settlement on the contracts occur at times specified in each agreement. We do not terminate any of our contracts prior to maturity.

(In millions of U.S. dollars, unless otherwise indicated)

14. Financial Instruments and Derivatives (Continued)

The carrying amounts and fair values of our financial instruments at December 31 were as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	172	173	489	491
Held-to-maturity investments	364	368	17	17
Unrealized gains from foreign currency and interest rate swaps	41	41	45	59
Short-term debt	69	69	74	74
Long term-debt	973	972	455	454

15. Segment and Related Information

a) Segment information

The following information about segments is based upon information used by our senior management to assess the performance of our operating segments and decide on the allocation of resources. This approach is required by SFAS 131 ("Disclosure about Segments of an Enterprise and Related Information"), and has been applied for all periods presented. Our paper and pulp operations are based solely in Brazil.

Intersegment revenues are accounted for at amounts which approximate those that would be obtained in a sale to third parties.

The accounting policies underlying the financial information provided for the segments are based on Brazilian accounting principles used for statutory purposes. We evaluate segment performance information generated from the statutory accounting records. The local currency information related to statement of income data has been translated to U.S. dollars, for convenience purposes, at the average rate of each year presented. The information as at the balance sheet dates has been translated at the respective year-end exchange rates.

(In millions of U.S. dollars, unless otherwise indicated)

15. **Segment and Related Information** (Continued)

a) Segment information (Continued)

	2001	2000	1999
Revenue			
Revenue from external customers			
Pulp	143	207	140
Paper	511	567	448
Total revenue from external customers	654	774	588
Intersegment sales of pulp to paper Segment	183	228	176
Total intersegment revenue	183	228	176
Total revenue	837	1,002	764
Reconciling items			
Total intersegment revenue	(183)	(228)	(176)
Total consolidated revenue	654	774	588

	2001	2000	1999
Depreciation and depletion expense			
Pulp	489	58	56
Paper	21	23	25
Total depreciation and depletion expense allocated to segments	6970	81	81
Reconciling items US GAAP Adjustments			
Pulp	(120)	(13)	(13)
Paper	(54)	(5)	(5)
Total depreciation and depletion Expense	526	63	63

There are certain differences between the methodologies we use to determine the operating profit shown in the following table and operating profit reported in our US GAAP statement of income. For segment reporting purposes we defer start-up costs of new facilities and amortize them against operating profit over the subsequent 10 years. We also allocate depreciation to segments based on property, plant and equipment amounts which have been indexed for inflation, rather than the historical *real* amounts. Also, we depreciated our machinery, equipment and installations over 10 years up to December 31, 1996 and over 25 years thereafter. These differences are reconciled as follows:

(In millions of U.S. dollars, unless otherwise indicated)

15. **Segment and Related Information** (Continued)

a) Segment information (Continued)

	2001	**2000**	**1999**
Segment operating profit			
Pulp	115	212	131
Paper	72	62	33
Total segment operating profit	187	274	164
Reconciling items – US GAAP			
Adjustments			
Difference in depreciation and amortization expense			
Pulp	152	13	13
Paper	65	5	5
Start-up costs			
Pulp	(3)	(1)	-
Paper	(1)	(2)	(2)
Other adjustments			
Pulp	14	14	(2)
Paper	123	11	(2)
Total pulp	128	238	142
Total paper	89	76	34
Total operating profit	217	314	176
Financial income	71	94	106
Financial expenses	(39)	(65)	(93)
Foreign exchange losses, net	(8)	(14)	(69)
Gain on sale of investee	-	-	13
Income before income tax and equity income of investees and cumulative effect of accounting change	241	329	133

(In millions of U.S. dollars, unless otherwise indicated)

15. Segment and Related Information (Continued)

a) Segment information (Continued)

	2001	2000	1999
Segment assets			
Pulp	683	585	603
Paper	385	362	387
Total segment assets	1,068	947	990
Reconciling items to US GAAP			
Pulp	22	34	38
Paper	10	16	4
Total pulp	705	619	641
Total paper	395	378	391
Total property, plant and equipment	1,100	997	1,032
Reconciling items – corporate assets			
Cash and cash equivalents	172	489	176
Held-to-maturity investments	364	17	174
Trade accounts receivable	171	159	162
Equity investees (pulp)	371	-	-
Other corporate assets	143~~0~~	128~~32~~	262
Total assets	2,321~~18~~	1,7904	1,806

	2001	2000	1999
Capital expenditures			
Pulp	217	72	49
Paper	81	48	30
Total segment capital expenditures	298	120	79
Reconciling items – US GAAP			
Adjustment			
Capitalized interest			
Pulp	8	4	3
Paper	3	1	2
Total capitalized interest	11	5	5
Total pulp	225	76	52
Total paper	84	49	32
Total capital expenditures	309	125	84

(In millions of U.S. dollars, unless otherwise indicated)

15. Segment and Related Information (Continued)

b) Export sales by region

The following table includes our sales made directly to unaffiliated customers (the final customers) as well as our sales made to Votorantrade and related parties (also a member of the Votorantim Group) to the final customers.

	2001		2000		1999	
	Paper	Pulp	Paper	Pulp	Paper	Pulp
North America	37	47	18	51	16	38
Europe	26	45	37	77	41	44
Middle East and Asia	4	15	5	19	6	21
Africa	2	-	-	-	-	-
South America, other than Brazil	35	-	30	-	30	-
	104	107	90	147	93	103

16. Concentration of Credit Risk

We are potentially subject to credit risk with respect to our cash equivalents, held-to-maturity investments, guarantees provided to banks which finance our customers, and derivative contracts. We limit our risk associated with cash equivalents and held-to-maturity investments by placing our investments with Banco Votorantim S.A. and other highly rated financial institutions for relatively short periods of time and we only take out derivative contracts with financially sound counter-parties. With respect to trade receivables and guarantees, provided to banks financing our customers, we perform initial and ongoing credit evaluations of our customers and, when deemed necessary, obtain collateral or letters of credit to protect our interests. Additionally, most of our export sales to the US and Europe are secured by letters of credit. We establish an allowance for doubtful accounts against receivables we believe will not be fully collected. The provision for doubtful accounts was $1 in 2001 and $5 in 1999.

(In millions of U.S. dollars, unless otherwise indicated)

17. Supplemental Cash Flow Information

	2001	2000	1999
Income tax paid	34	39	4
Interest paid	38	57	69

Interest capitalized on construction in process in each of the periods was: 2001 – $11; 2000 – $5 and 1999 - $5

18. Supplemental Financial Income and Financial Expense Information

	2001	2000	1999
Financial income			
Interest income on cash equivalents	41	43	44
Held-to-maturity investments			
Realized gains	-	17	31
Unrealized gains	16	12	7
Interest income on credit sales	1	2	6
Other	13	20	18
	71	94	106
Financial expenses			
Interest and charges on *real* debt	6	11	20
Interest and charges on U.S. dollar debt	30	49	52
Other	3	5	21
	39	65	93

19. Sale of Investee

On December 29, 1999, we sold our 51% interest in Indústria de Papel de Salto Ltda. to Arjo Wiggins Participações e Comércio Ltda. The purchase price was $23 in cash. On this sale we made a gain of $13. Under the terms of the sale, we have indemnified~~cation~~ Arjo Wiggins against certain losses in excess of amounts recorded limited to R$22 million (approximately $104) until 2005. No amounts have been paid under this indemnification and we believe such amounts ultimately paid, if any, will not be significant.

(In millions of U.S. dollars, unless otherwise indicated)

20. Defined Contribution Plan

In March 2000 we began participation in a defined contribution plan of the Votoranim Group which is available to all of our employees. For employees below a certain income level we will match 100% of the employee's contribution up to 1.5% of the employee's compensation. For employees above that income level we will match 100% of the employee's contribution up to 6% of the employee's compensation. At our option we may also make additional contributions. Our contributions will vest in varying percentages depending on the employee's years of service and will fully vest upon the employee's retirement, death or disability, provided the employee has at least one year of service. Our contribution was $1 in 2001 and 2000.

21. Public Offering of our American Depositary Shares

In April 2000 we made our initial public offering of our American Depositary Shares. Each American Depositary Share represents 500 of our preferred shares. We sold 2,047,648 American Depositary Shares, and certain of our shareholders sold 5,872,352 American Depositary Shares. The U.S. underwriters offered 6,336,000 American Depositary Shares in the United States and Canada, and the international managers offered 1,584,000 American Depositary Shares outside the United States and Canada. In addition, the Brazilian underwriters offered 440,000,000 preferred shares in Brazil. Our preferred shares are traded on the São Paulo Stock Exchange and the other Brazilian stock exchanges under the symbol "VCPA4." Our American Depositary Shares are traded on the New York Stock Exchange under the symbol "VCP."

EXHIBIT 2

VCPA4

BOVESPA

VCP Listed NYSE

NIVEL 1 MERCADO BOVESPA · BRASIL

Mkt price:
VCPA4=R$ 76.52/'000 shrs
ADR VCP =US$ 16.00
January 30, 2002

Nº of shares outstanding:
38,322,699,553

Market capitalization:
R$ 2,932 million
US$ 1,205 million

CONTACTS:

VCP S.A.
Valdir Roque
CFO and IR Director
Alfredo Villares
Investor Relations Manager
Phone: (11) 3269-4168 / 4169
Fax: (11) 3269-4066 / 3498
ir@vcp.com.br
www.vcp.com.br

THOMSON FINANCIAL

Thomson Financial / Carson
Curtis Smith
IR Consultant
Phone: (11) 3848-0887 ext. 215
curtis.smith@thomsonir.com.br

Votorantim | Celulose e Papel

VCP´s Competitive Advantages were Key to Continued Performance in Fourth Quarter 2001

São Paulo, January 31, 2002- VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp and paper producers in Latin America, today announced results for the fourth quarter of 2001. The Company's operating and financial information, unless otherwise indicated, is presented in consolidated numbers and in U.S. dollars in accordance with U.S. GAAP. All comparisons offered in this release are with respect to the fourth quarter of 2000, unless otherwise indicated.

"The global market environment remained unfavorable and was marked by uncertainty, with a combination of economic slowdown in the major markets, war and terrorism, and regionally, the ongoing Argentine crisis. This environment impacted the pulp market, allowing for only a slight price recovery, as world inventories remained high. Nevertheless, VCP's flexibility in adapting to adverse market conditions by capitalizing on competitive advantages enabled it to increase sales volume in 4Q01 by 11% compared to 4Q00. However, lower prices in U.S. dollars – mainly due to Real devaluation - impacted net revenue, which decreased 19% year-on-year.

In the pulp business we concentrated on exports, where a favorable exchange rate partially compensated for depressed prices. In the paper business, we were able to increase export volumes by 19%, particularly Cut Size exports, while also increasing domestic sales volume by 17%, concentrating on higher value-added products like Couché.

By optimizing the market allocation of our products, overall sales volume grew 5% in full year 2001 compared to 2000. Total 2001 Net revenue was US$ 654 million, 16% lower than in 2000, in the face of 19% lower average sales prices. EBITDA totaled US$ 269 million, 29% below that of the previous year, with an EBITDA margin of 41% versus 49%. Net income for the year was US$ 192 million, 23% lower than in 2000 commented Raul Calfat, Votorantim Celulose e Papel's CEO."

Major Financial Indicators

(In US$ millions)	*4Q01*	*4Q00*	*4Q01/4Q00*
Net Operating Revenue	**163**	**200**	(18.5%)
Domestic Sales	**116**	**135**	(14.1%)
Exports	**47**	**65**	(27.7%)
Operating Profit	**49**	**81**	(39.5%)
Net Income	**38**	**64**	(40,6%)
EBITDA	**61**	**96**	(36.5%)

In fourth quarter 2001 (4Q01) VCP posted net consolidated revenue of US$ 163 million and total sales volume of 244,766 tons. Operating profit was US$ 49 million, compared with US$ 81 million in 4Q00 and US$ 46 million in 3Q01.

EBITDA totaled US$ 61 million in 4Q01, compared to US$ 96 million in 4Q00, a 35% decrease, and a 5% increase compared to US$ 58 million in 3Q01. Net income in 4Q01 was US$ 38 million, 41% below the US$ 64 million of 4Q00, explained by lower operating profits and a higher income tax provision as a lower exchange rate at the end of the quarter impacted the recognition of gains in the U.S. dollar denominated debt. Compared to 3Q01, net income was 19% lower, mainly due to foreign exchange loss (compared to a FX gain in 3Q01) and to higher income tax provision.

Despite low pulp prices, earnings for 4Q01 continued to be satisfactory. Results were positively impacted by the effect of currency devaluation on exports, greater market and product allocation flexibility and volume increases, especially for coated paper, which boosted the Company's results. The combination of solid operating performance and good financial results enabled the Company to improve revenues, EBITDA and operating profit over 3Q01. In 4Q01, arbitrage gains helped to offset higher financial expenses related to the higher level of indebtedness resulting from the investment made in Aracruz.

Net revenue and sales volume

Net revenue in 4Q01 was 19% lower compared to 4Q00, despite 11% higher total sales volume, as average prices were 27% lower year-on-year. Average paper prices were more resilient than pulp prices year-on-year, which somewhat stabilized the impact on the Company's top line. Compared with 3Q01, net revenue increased 11%, due to a 1% increase in average prices and 9% higher sales volume, especially exports, which increased 15% over the preceding quarter.

Revenues from the paper business increased to 80% of total revenues, leaving pulp with 20%, compared with 71% and 29%, respectively, in 4Q00. This can be attributed to a 45% drop in average pulp prices in *U.S. dollars* compared to a 22% drop in average paper prices. In 3Q01 the revenue breakdown for paper and pulp revenues was 81% and 19%, respectively. In volume terms, paper accounted for 63% of sales and pulp for 37% in 4Q01.

In overall volume terms, 59% of shipments were directed to the domestic market and 41% was exported in 4Q01. For 4Q00 the figures were 60% and 40% respectively.

Net Revenues


200
150
100
50
0
US$ million
32%
68%
28%
72%
4Q00
4Q01
Domestic Market
Exports

Net Sales Breakdown


Paper
80%
Pulp
20%

Pulp

Revenues from pulp sales fell by 44% in 4Q01 compared to 4Q00, totaling US$ 33 million. This can be explained by 45% lower average prices despite a 2% increase in sales volume. Sales volume for the quarter was 91,183 tons. In comparison with 3Q01, revenues increased 14% on 10% higher sales volume.

Although international prices showed signs of a recovery in October/2001, as we had predicted in the previous quarter, NORSCAN producers suspended their production shutdowns in the final months of the year which, together with weak global demand, resulted in NORSCAN inventories higher than at the end of the third quarter. Markets thus found no support for higher prices during the quarter. Although the outlook for international prices is positive, much will depend on global economic recovery and additional shutdowns from pulp producers to discipline the market and bring production more in line with demand.

Domestic market – Relative to 4Q00, domestic pulp sales volume dropped by 19%; however, in absolute terms, this was offset by a growth in exports in 4Q01. The quarter started off with stronger sales into the domestic market, but later retracted and yielded volumes similar to those of 3Q01. However, there are already signs of a recovery in demand, as some segments have begun to rebuild inventories in January 2002. The average CIF price in the local market was US$ 356 per ton in 4Q01, versus US$ 618 in 4Q00, a drop of 42%.

The domestic pulp business accounted for 23% of all pulp sales volume and 23% of pulp revenues in 4Q01, against 29% and 27% respectively in 4Q00. In 3Q01 domestic pulp sales represented 26% of total volume and 26% of total pulp revenues.

Export Market – Increased exports offset reduced domestic sales, despite lower average prices, because gains were achieved through local cost reductions due to currency devaluation year-on-year. The US market, despite a recessionary environment, increased its purchases of Brazilian pulp, led by specific sectors such as tissue.

Pulp exports accounted for 77% of all pulp sales volume and 77% of pulp revenues in 4Q01, versus 71% and 73% in 4Q00. In 3Q01 exports of market pulp had accounted for 74% of the volume and 74% of total pulp revenues.

Paper

Revenues from paper sales fell by 8% in 4Q01, totaling US$ 130 million. This decline can be explained by the 22% decrease in average prices, despite 18% higher volume sold. Volume in the quarter was 153,583 tons. In comparison with 3Q01, revenues increased by 9% as a result of 9% higher sales volume.

Paper Products as % of Net Revenues


5%
14%
21%
16%
24%
7%
12%
13%
15%
23%
6%
14%
19%
17%
25%
Other Specialties
Carbonless & Thermal
Coated
Cut Size
Printing & Writing
4Q01
4Q00
3Q01

Compared to 4Q00 and 3Q01 the product mix consisted of a higher share of revenues from Couché, due to higher volumes and prices in response to the Company's commitment to more value-added products. Other paper products accounted for a smaller portion of revenues, showing less growth than coated papers during the period.

In volume terms, paper sales continued the trend towards higher value-added products. Couché grew strongly, while Printing and Writing papers lost share. Carbonless and thermal papers also grew in absolute terms, but not as much as Couché, and their share in the total remained the same.

Paper sales breakdown by volume


6%
9%
24%
24%
37%
6%
10%
18%
26%
40%
5%
10%
23%
23%
39%
Other Specialities
Carbonless & Thermal
Coated
Cut Size
Printing &Writing
4Q01
4Q00
3Q01

Domestic Market - Due to VCP's diversified product mix and its targeted strategies for each market segment, the Company posted significant overall growth of 17% in volume, which was offset by 22% lower prices in U.S. dollars as a result of the devaluation of the real during the period. As such, revenues in the domestic market decreased 9% compared to 4Q00. When compared with 3Q01, 7% higher sales volume resulted in 9% higher sales revenues, as average prices increased 2% in U.S. dollar terms. Some sectors showed strong demand, such as distributors and printing. The trend towards volume growth in import substitution products continued, tailing off slightly at the end of the year, with the appreciation of the Real against the U.S. dollar. In 4Q01, even segments and products that are closely correlated to economic growth showed positive demand trends.

Uncoated papers: Printing and Writing papers showed volume growth, driven by the publishing and stationary products segments, even with the implementation of a price increase. Cut Size volume was down, despite lower prices resulting from more intense competition. Market share for Cut Size fell slightly to 24%, while the market share of Printing and Writing paper grew slightly to 22%.

Coated Papers: Couché continued to demonstrate strong volume and revenue growth, led by the distribution sector, which showed high demand towards the end of the year, as well as the printing industry, in a surprising release of pent-up demand. Much of the demand from these sectors comes from a very active promotional market. Our Lumimax and Starmax products continue to take market share from imports and together now account for a 40% market share.

Chemical Paper: We continued to see volume growth, much of it from sales of carbonless paper, with strong orders from the retail sector at the end of the year and especially for personalized printing. High volumes were offset by lower prices in U.S. dollars compared to 4Q00. A better, more value added product mix, helped stabilize average prices in U.S. dollar terms.

Sales of paper to the domestic market accounted for 81% of total paper sales in 4Q01 and 84% of total paper revenues, relatively unchanged from 4Q00 figures, which were 82% and 85% respectively. In 3Q01 domestic paper sales had accounted for 82% of total paper sales and 84% of total paper revenues.

Export market – When compared to 4Q00, the strong sales volume growth trend continued. However, lower average prices in U.S. dollars resulted in lower revenues, partially offset by the strong performance of the Cut Size segment. Compared to 3Q01, uncoated sales volumes increased, especially for Cut Size paper. The average CIF export price per ton was US$ 711 in 4Q01, versus US$ 896 in 4Q00, a 21% decrease.

Uncoated papers: The growth in sales volumes was mainly due to increased Cut Size sales, which enable VCP to increase production flow and capitalize on market opportunities, benefited by the devaluation of the Real during the period, which boosted the competitiveness of Brazilian products. Exports of uncoated paper also increased when compared to 3Q01,

Paper exports accounted for 19% of total paper sales volume and 16% of total 4Q01 paper revenues, relatively unchanged from 4Q00, when the total paper volume and revenues were 18% and 15% respectively. In 3Q01 paper exports were 18% of paper sales volume and 16% of total paper revenues.

Operating results

Gross profit was US$ 74 million, 32% lower than that of 4Q00, with a gross margin of 45% versus 54% in 4Q00 and 46% in 3Q01. The decline in the gross profit and margin was due to lower international sales prices, both for pulp and paper, despite higher sales volumes and the positive impact of the currency devaluation on export margins. Also, the impact of devaluation on local costs offset the higher average cost of goods sold, which is a reflection of the improvement in the product mix, with paper sales, and especially coated paper sales, growing more strongly than pulp sales. Furthermore, devaluation also offset the annual wage adjustment, which took effect in October 2001 and contributed to higher local labor costs. Finally, it also offset the cost of certain raw material inputs, which increased in Reais, pressured by higher exchange rate compared to 4Q00.

Total sales expenses in 4Q01 remained stable over 4Q00, but accounted for 9.5% of revenues compared to 7.5%, because of the reduction in revenues in dollars. This was due mainly to an increase in freight and commissions related to higher export volumes (from 87,960 tons, or 40% of total sales, to 99,161 tons, or 41% of total sales), fully offset by the impact of other selling and marketing expenses which are denominated in Reais. In 3Q01 these expenses represented 8.2% of net revenues, at a time when export volumes represented 39% of sales volume.

General and Administrative expenses represented 5.6% of revenues in 4Q01, compared to 6.5% in 4Q00. The impact of currency devaluation on these expenses, which are denominated in Reais, fully offset the increases related to consulting fees, as well as to the annual wage adjustment that took effect as of October 2001. Operating profit totaled US$ 49 million, 40% lower than the US$ 81 million of 4Q00, but 7% higher than the US$ 46 million of 3Q01.

EBITDA totaled US$ 61 million in 4Q01, US$ 35 million below that of 4Q00. EBITDA margin was 38% versus 48% in 4Q00. EBITDA was US$ 3 million higher than in 3Q01, when the EBITDA margin was 39%.

Financial result

The US$ 9 million decrease in financial income results from lower returns on U.S. dollar cash investments and cash equivalents. The US$ 6 million decrease in financial expense is a result of the decline in interest rates, which reduced funding costs, despite a higher level of indebtedness in November and December as a result of the investment in Aracruz Celulose S.A. and the cellulose expansion project at the Jacareí plant.

Cash and cash equivalents, held-to-maturity investments and unrealized gains from foreign currency and interest swaps, were US$ 577 million at December 31, 2001 compared to US$ 551 million at December 31, 2000. This increase was primarily due to expenditures of US$ 679 million in property, plant and equipment and Aracruz shares, dividend payments totaling US$ 37 million, and the negative exchange rate effects amounting to US$ 74 million. This was offset by an increase of long-term debt of US$ 518 million and an increase in cash provided by operation activities of US$ 234 million.

Our total debt reached US$ 1,042 million at December 31, 2001, US$ 513 million higher than the December 31, 2000 debt balance due to new short and long term debt obligations assumed by the Company in the period, among which were BNDES financing of R$ 141 million, a US$ 136 million short term export financing, a US$ 150 million long term export pre-payment loan and US$ 370 million raised offshore, used to fund the investment in Aracruz Celulose S.A..

As a result, net debt was US$ 506 million at December 31, 2001, versus a net cash of US$ 22 million at December 31, 2000 and a net debt of US$ 24 million at September 30, 2001.

Foreign exchange losses, net

We registered foreign exchange loss of US$ 5 million in 4Q01 against a foreign exchange loss of $ 8 million in the 4Q00. This variation is explained by the positive impact of the adoption of an appropriate hedging policy, which reduced our devaluation losses to gains, despite the 19% devaluation of the *Real* which occurred between 4Q00 and 4Q01.

Net income

Net income in 4Q01 was US$ 38 million, 41% lower than the US$ 64 million of 4Q00 and 21% lower than the US$ 48 million in 3Q01. It is important to emphasize that this net income was significantly affected by an increase in the income tax rate from 24% in 3Q01 and 25% in 4Q00, to 28% in 4Q01, due mainly to taxation on financial gains resulting from the appreciation of the Real during the quarter.

Capital expenditues

The company invested a total of US$ 102 million in 4Q01, of which US$ 88 million were allocated to industrial modernization projects (optimization and expansion of pulp production at Jacareí) and US$ 6 million on forestry (planting and managing forests)

Including the 4Q01 figures, total capital expenditures in 2001 were US$ 309 million, not including the US$ 370 million investment in Aracruz Celulose S.A., which was disbursed in the beginning of November 2001.

Expenditures already realized or earmarked for the Pulp Expansion Project at Jacareí totaled US$ 305 million as of December 31, 2001, out of a total estimated project budget of US$ 550 million.

Outlook

The Company's fundamentals continue to strengthen. VCP has achieved scale and productivity gains with its modern industrial plants, self-sufficiency in wood, and a product mix that has allowed it to successfully capitalize on the diverse domestic and international market segments, as well as strong cash generation and a sound financial position.

VCP continues to pursue growth opportunities to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long term strategic focus. Most recently, VCP´s investment in Aracuz Celulose S.A., the world's largest eucalyptus pulp producer, represented an important step to further consolidate its presence in the global pulp and paper market, thereby strengthening our position as one of the lowest cost producers with personalized customer service.

The 530 thousand ton-per-year pulp capacity expansion project under way was a very attractive investment not only in terms of return, but will also make VCP one of the world's most modem pulp producers from January 2003 on. When the project is finished, the oldest pulp line at the Jacareí plant will date from 1997. The project, budgeted at US$ 550 million, represents an investment of USD$ 1,000 per ton, which will significantly boost the Company's return on investment. Jacareí will be able to produce almost 1 million tons per year of pulp, making it one of the largest, most modern and competitive plants in the world. As part of the project, VCP has expanded its exclusive port terminal in Santos from 9,000 to 12,250 sq. meters in order to prepare its capacity for warehousing, processing, transporting, cargo handling, docking and loading; all aimed at increasing its market pulp exports.

Strategic initiatives continue to be implemented through the continuous expansion of the VCP e-business website, the KSR e-commerce website, the risk management program, the new organizational structure and the propagation of VCP's values and vision.

In the second half of 2001, BNDESPAR announced that it had hired an investment bank to coordinate the sale of 33.74% of VCP's preferred stock, by way of a simultaneous international and local offer. The transaction is expected to take place in the first half of 2002.

Furthermore, VCP is planning to raise up to US$ 1 billion in international capital markets, through a structured debt program, collateralized by future flows of export receivables.

Capital markets

The São Paulo Stock Exchange Index (Ibovespa) posted a 27.7% appreciation in 4Q01 and an overall 11.0% depreciation from January to December. For the same periods VCP's preferred shares appreciated 15.9% and 46.9% respectively, in *Reais.* In 4Q01, there were 3128 transactions, involving 1.85 billion preferred VCP shares, 19.9% greater than in 3Q01. Daily average trading volume in 4Q01 was R$ 2.4 million, 48% higher than in 3Q01.

During the fourth quarter of 2001, VCP's shares were traded on 100% of Bovespa sessions, and represented 42% of all transaction volume involving the Brazilian pulp and paper industry..

VCP's Level III ADRs, which are traded on the NYSE, appreciated by 35.2% in 4Q01, which compares with a 11.6% appreciation of the Standard & Poor's Paper and Forest Products Index and a 13.3% appreciation of the Dow Jones Industrial Average. The numbers of ADRs traded during 4Q01 on the NYSE was 43,905 ADRs/day, with a daily average of US$ 0.67 million.

Between January and December 2001, VCP's ADRs appreciated by 26.6%, while the Dow Jones Index depreciated by 7.1% and S&P paper and forest products index remained practically stable Over the same period, the NASDAQ index was depreciated by 21,1%.


ADR versus NASDAQ e S&P Paper Index
130
115
100
85
70
55
12/29/00
1/11/01
1/24/01
2/6/01
2/19/01
3/4/01
3/17/01
3/30/01
4/12/01
4/25/01
5/8/01
5/21/01
6/3/01
6/16/01
6/29/01
7/12/01
7/25/01
8/7/01
8/20/01
9/2/01
9/15/01
9/28/01
10/11/01
10/24/01
11/6/01
11/19/01
12/2/01
12/15/01
12/28/01
VCP ADR
S&P Paper Index
NASDAQ

VCPA4 versus IBOVESPA


150
140
130
120
110
100
90
80
70
60
IBOVESPA
VCPA4

VCP's earnings per share in 4Q01 were US$ 0.53 per ADR.

For statutory purposes, VCP also publishes its results in accordance with Brazilian Corporate Law (Brazilian GAAP), in order to meet information demands from local investors. The consolidated net income reported according to this criterion in 4Q01 was $96 million in *Reais*. Attachment IX shows a reconciliation of net income from Brazilian GAAP to US GAAP.

Corporate Governance- Bovespa *Novo Mercado* Level 1 Listing

In November 2001, VCP met Bovespa´s Level 1 Corporate Governance requirements, thereby confirming its commitment to its shareholders and the market to meet the program's disclosure requirements for all Level 1 companies. Among such requirements are: improved quarterly financial information with consolidated statements and statements of cash flows; disclosure of shareholder agreements and stock option programs for related parties; and publication of an annual calendar of corporate events. In addition to commitments to transparency, the Company will also maintain a free float of at least 25% of shares outstanding and realize future public offerings in order to promote liquidity and widespread stock ownership.

Statements included in this report, regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of Brazil, its industry and international markets and, therefore, are subject to change.

# # #

Votorantim Celulose e Papel S.A. VCP is one of the largest producers of paper and pulp in Brazil in terms of net revenues and total assets, and is the leader among Brazilian producers of printing, writing and special papers. VCP is an integrated company that uses appropriate technology for each of its processes, which ensures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.

Votorantim | Celulose e Papel — NÍVEL 1 MERCADO — VCPA4 BOVESPA — VCP Listed NYSE

Attachment I

Net Operating Revenue Variations
4th QTR 2001 X 4th QTR 2000

PRODUCTS	USGAAP Tons 4Q 2001	Tons 4Q 2000	Tons Variation	Net Revenue - US$ 4Q 2001	Net Revenue - US$ 4Q 2000	Net Revenue - US$ Variation	Variation % Tons	Variation % Revenue	Variation % Average Price
Paper									
Domestic Sales									
Printing & Writing	50,695	45,619	5,076	35,607	40,388	(4,781)	11.1	(11.8)	(20.7)
Cut Size	15,794	16,646	(852)	10,664	15,508	(4,844)	(5.1)	(31.2)	(27.5)
Carbonless/Thermal	14,178	12,875	1,303	21,982	25,008	(3,026)	10.1	(12.1)	(20.2)
Coated	36,533	22,436	14,097	32,757	24,788	7,969	62.8	32.1	(18.8)
Other Specialties	7,594	8,889	(1,295)	8,239	13,998	(5,759)	(14.6)	(41.1)	(31.1)
Total	**124,794**	**106,465**	**18,329**	**109,249**	**119,690**	**(10,441)**	**17.2**	**(8.7)**	**(22.1)**
Export Market									
Printing & Writing	5,955	6,252	(297)	3,828	5,145	(1,317)	(4.8)	(25.6)	(21.9)
Cut Size	21,682	16,778	4,904	15,548	15,374	174	29.2	1.1	(21.7)
Carbonless/Thermal	317	-	317	333	-	333			
Coated	835	1,120	(285)	747	1,127	(380)	(25.4)	(33.7)	(11.1)
Total	**28,789**	**24,150**	**4,639**	**20,456**	**21,645**	**(1,189)**	**19.2**	**(5.5)**	**(20.7)**
Total Paper	**153,583**	**130,615**	**22,968**	**129,705**	**141,335**	**(11,630)**	**17.6**	**(8.2)**	**(22.0)**
Pulp									
Domestic Sales	20,811	25,701	(4,890)	7,416	15,880	(8,464)	(19.0)	(53.3)	(42.3)
Export Market	70,372	63,810	6,562	25,449	43,016	(17,567)	10.3	(40.8)	(46.4)
Total	**91,183**	**89,511**	**1,672**	**32,865**	**58,896**	**(26,031)**	**1.9**	**(44.2)**	**(45.2)**
Total Domestic Sales	145,605	132,166	13,439	116,665	135,570	(18,905)	10.2	(13.9)	(21.9)
Total Export Market	99,161	87,960	11,201	45,905	64,661	(18,756)	12.7	(29.0)	(37.0)
TOTAL GERAL	**244,766**	**220,126**	**24,640**	**162,570**	**200,231**	**(37,661)**	**11.2**	**(18.8)**	**(27.0)**

Attachment II

Net Operating Revenue Variations
4th QTR 2001 X 3rd QTR 2001

PRODUCTS	USGAAP								
	Tons			Net Revenue - US$			Variation %		
	4Q 2001	3Q 2001	Variation	4Q 2001	3Q 2001	Variation	Tons	Revenue	Average Price
Paper									
Domestic Sales									
Printing & Writing	50,695	50,381	314	35,607	33,383	2,224	0.6	6.7	6.0
Cut Size	15,794	14,511	1,283	10,664	10,153	511	8.8	5.0	(3.5)
Carbonless/Thermal	14,178	13,556	622	21,982	20,134	1,848	4.6	9.2	4.4
Coated	36,533	31,811	4,722	32,757	27,306	5,451	14.8	20.0	4.5
Other Specialties	7,594	6,318	1,276	8,239	8,888	(649)	20.2	(7.3)	(22.9)
Total	**124,794**	**116,577**	**8,217**	**109,249**	**99,864**	**9,385**	**7.0**	**9.4**	**2.2**
Export Market									
Printing & Writing	5,955	5,152	803	3,828	3,783	45	15.6	1.2	(12.5)
Cut Size	21,682	18,592	3,090	15,548	14,288	1,260	16.6	8.8	(6.7)
Carbonless/Thermal	317	126	191	333	189	144	151.6	76.2	(30.0)
Coated	835	955	(120)	747	900	(153)	(12.6)	(17.0)	(5.1)
Total	**28,789**	**24,825**	**3,964**	**20,456**	**19,160**	**1,296**	**16.0**	**6.8**	**(7.9)**
Total Paper	**153,583**	**141,402**	**12,181**	**129,705**	**119,024**	**10,681**	**8.6**	**9.0**	**0.3**
Pulp									
Domestic Sales	20,811	21,215	(404)	7,416	7,490	(74)	(1.9)	(1.0)	0.9
Export Market	70,372	61,737	8,635	25,449	21,312	4,137	14.0	19.4	4.8
Total	**91,183**	**82,952**	**8,231**	**32,865**	**28,802**	**4,063**	**9.9**	**14.1**	**3.8**
Total Domestic Sales	145,605	137,792	7,813	116,665	107,354	9,311	5.7	8.7	2.8
Total Export Market	99,161	86,562	12,599	45,905	40,472	5,433	14.6	13.4	(1.0)
TOTAL GERAL	**244,766**	**224,354**	**20,412**	**162,570**	**147,826**	**14,744**	**9.1**	**10.0**	**0.8**

Attachment III

VOTORANTIM CELULOSE E PAPEL S.A.
CONSOLIDATED BALANCE SHEET
(USGAAP - in million U.S. dollars)

Assets	Dec 31, 2001	Sep 30, 2001	Dec 31, 2000
Current Assets	**508**	**382**	**778**
Cash and Cash Equivalents	172	160	489
Held-to-maturity investments	87	21	17
Unrealized gains from foreign currency and interest rate swaps	-	-	36
Trade Accounts Receivable	171	133	159
Inventories	60	57	63
Deferred Income Tax	3		6
Other	15	11	8
Property, Plant and Equipment - Net	**1,100**	**871**	**997**
Other Assets	**713**	**191**	**15**
Held-to-maturity investments	277	117	-
Equity investee	371	-	-
Unrealized gains from foreign currency and interest rate swaps	41	60	9
Other	24	14	6
Total Assets	**2,321**	**1,444**	**1,790**

Liabilities and shareholders' equity	Dec 31, 2001	Sep 30, 2001	Dec 31, 2000
Current liabilities	**584**	**215**	**269**
Trade payables	57	39	28
Short-term debt	69	62	74
Current portion of long-term debt	389	77	94
Payroll and related charges	12	11	13
Income tax	3	11	4
Dividends payable	40	-	45
Other	14	15	11
Long-term liabilities	**630**	**269**	**387**
Long-term debt,less current portion	584	243	361
Deferred income tax	34	16	13
Provision for tax, legal proceedings and other	12	10	13
Shareholders' equity	**1,107**	**960**	**1,134**
Preferred share, no par value, 56,000,000,000 shares authorized, 17,182,209,232 shares issued	553	553	553
Common share, no par value, 28,000,000,000 shares authorized, 21,140,490,321 shares issued	767	767	767
Additional paid in capital	23	23	23
Treasury stock, at cost, 235,400,000 shares in 2001 and 2000.	(6)	(6)	(6)
Appropriated retained earnings	27	19	19
Unappropriated retained earnings	518	528	374
Accumulated other comprehensive loss	(775)	(924)	(596)
Total liabilities and shareholders' equity	**2,321**	**1,444**	**1,790**

Attachment IV

VOTORANTIM CELULOSE E PAPEL S.A.
CONSOLIDATED STATEMENTS OF INCOME
(US GAAP - in million U.S. dollars)

	1st Q/2001		2nd Q/2001		3rd Q/2001		4th Q/2001		2001	
	US$	%	US$	%	US$	%	US$	%	US$	%
Net operating revenue	**180**	100.0	**164**	100.0	**147**	100.0	**163**	100.0	**654**	100.0
Domestic sales	112	62.2	108	65.9	107	72.8	116	71.5	443	67.8
Export sales	68	37.8	56	34.1	40	27.2	47	28.5	**211**	32.2
Operating cost and expenses	**(114)**	(63.2)	**(108)**	(65.9)	**(101)**	(68.7)	**(114)**	(69.7)	**(437)**	(66.9)
Cost of sales	(91)	(50.5)	(86)	(52.4)	(79)	(53.7)	(89)	(54.6)	(345)	(52.7)
Selling and marketing	(15)	(8.4)	(14)	(8.5)	(12)	(8.2)	(15)	(9.5)	(57)	(8.6)
General and administrative	(7)	(3.9)	(8)	(4.9)	(8)	(5.4)	(9)	(5.6)	(32)	(4.9)
Other operating expenses(income),net	(1)	(0.4)	0	0.0	(2)	(1.4)	0	0.0	(3)	(0.4)
Operating profit	**66**	36.8	**56**	34.1	**46**	31.3	**49**	30.3	**217**	33.1
Non-operating income (expense)	**(7)**	**(3.9)**	**11**	6.7	**16**	**10.9**	**4**	**2.5**	**24**	**3.7**
Financial income	19	10.5	18	11.0	15	10.3	18	11.3	71	10.8
Financial expense	(11)	(6.3)	(11)	(6.7)	(8)	(5.4)	(9)	(5.5)	(39)	(6.0)
Foreign exchange losses, net	(15)	(8.3)	4	2.4	9	6.1	(5)	(3.3)	(8)	(1.1)
Income before taxes and equity loss of investees	**59**	32.9	**67**	40.9	**62**	42.2	**53**	32.7	**241**	36.9
Income tax expense	(14)	(7.8)	(15)	(9.1)	(15)	(10.2)	(15)	(9.0)	(59)	(9.0)
Cumulative effect of accounting change, net of Tax	10	5.4		0.0		0.0		0.0	10	1.5
Net income	**55**	30.6	**52**	31.7	**47**	32.0	**38**	23.1	**192**	29.3
EBITDA *	**81**	45.0	**69**	42.1	**58**	39.5	**61**	37.6	**269**	41.2
Depreciation and Depletion	15	8.2	13	7.9	12	8.2	12	7.4	52	7.9

*** EBITDA means earnings before interest, tax, depreciation and amortization**

	1st Q/2001	2nd Q/2001	3rd Q/2001	4th Q/2001	2001
Basic earnings per 500 shares - in U.S. dollars					
Preferred	**0.76**	**0.72**	**0.65**	**0.53**	**2.66**
Common	**0.69**	**0.65**	**0.59**	**0.48**	**2.41**
Basic earnings per 1000 shares - in U.S. dollars					
Preferred	**1.52**	**1.44**	**1.30**	**1.05**	**5.31**
Common	**1.38**	**1.31**	**1.18**	**0.96**	**4.83**

Votorantim | Celulose e Papel   NÍVEL 1 MERCADO   VCPA4 BOVESPA   VCP Listed NYSE

Attachment V

VOTORANTIM CELULOSE E PAPEL S.A .
CONSOLIDATED STATEMENTS OF INCOME
(US GAAP - in million U.S. dollars)

	1st Q/2000		2nd Q/2000		3rd Q/2000		4th Q/2000		2000	
	US$	%	US$	%	US$	%	US$	%	US$	%
Net operating revenue	**181**	100.0	**193**	100.0	**200**	100.0	**200**	100.0	**774**	100.0
Domestic sales	124	68.5	131	67.9	146	73.0	136	68.0	537	69.4
Export sales	57	31.5	62	32.1	54	27.0	64	32.0	237	30.6
Operating cost and expenses	**116**	64.1	**109**	56.5	**116**	58.0	**119**	59.5	**460**	59.4
Cost of sales	91	50.3	88	45.6	101	50.5	91	45.5	371	47.9
Selling and marketing	17	9.4	14	7.3	12	6.0	15	7.5	58	7.5
General and administrative	7	3.9	6	3.1	7	3.5	13	6.5	33	4.3
Other operating expenses(income),net	1	0.6	1	0.5	(4)	(2.0)	0	0.0	(2)	(0.3)
Operating profit	**65**	35.9	**84**	43.5	**84**	42.0	**81**	40.5	**314**	40.6
Non-operating income (expense)	**3**	**1.7**	**3**	1.6	**5**	**2.5**	**4**	**2.0**	**15**	**1.9**
Financial income	22	12.2	28	14.5	25	12.5	27	13.5	102	13.2
Financial expense	(22)	(12.2)	(22)	(11.4)	(17)	(8.5)	(15)	(7.5)	(76)	(9.8)
Foreign exchange losses, net	3	1.7	(3)	(1.6)	(3)	(1.5)	(8)	(4.0)	(11)	(1.4)
Income before taxes and equity loss of investees	**68**	37.6	**87**	45.1	**89**	44.5	**85**	42.5	**329**	42.5
Income tax expense	(16)	(8.8)	(20)	(10.4)	(23)	(11.5)	(21)	(10.5)	(80)	(10.3)
Net income	**52**	28.7	**67**	34.7	**66**	33.0	**64**	32.0	**249**	32.2
EBITDA *	**82**	45.3	**100**	51.8	**99**	49.5	**96**	48.0	**377**	48.7
Depreciation and Depletion	**17**	9.4	**16**	8.3	**15**	7.5	**15**	7.5	**63**	8.1

*** EBITDA means earnings before interest, tax, depreciation and amortization**

	1st Q/2000	2nd Q/2000	3rd Q/2000	4th Q/2000	2000
Basic earnings per 500 shares - in U.S. dollars					
Preferred	**0.74**	**0.94**	**0.91**	**0.86**	**3.45**
Common	**0.67**	**0.85**	**0.82**	**0.79**	**3.13**
Basic earnings per 1000 shares - in U.S. dollars					
Preferred	**1.47**	**1.88**	**1.81**	**1.73**	**6.89**
Common	**1.34**	**1.71**	**1.65**	**1.57**	**6.27**

Votorantim | Celulose e Papel   NÍVEL 1 MERCADO   VCPA4 BOVESPA   VCP Listed NYSE

Attachment VI

Votorantim Celulose e Papel S.A.
Condensed Consolidated Statements of Cash Flow
Expressed in million of U.S. dollars

Cash flows from operating activities	Year Ended Dec 31,	
	2001	2000
Cash flows from operating activities		
Net Income	192	249
Adjustments to reconcile net income to cash provide to operating activities:		
Foreign exchange losses, net	8	14
Deferred income tax	19	24
Depreciation and depletion	52	63
Cumulative effect of accounting change	(10)	-
Disposal of property, plant and equipment	4	2
Disposal of investee	-	-
Changes in operating assets and liabilities:		
Trade accounts receivable	(35)	(8)
Inventories	(8)	(11)
Others assets	(10)	29
Liabilities	22	19
Net cash provided by operating activities	234	381
Cash flows from investing activities		
Held-to-maturity		
Purchases	(329)	(32)
Maturities	4	187
Acquisition of PP&E	(309)	(125)
Acquisition of Shares VTP	(370)	
Proceeds from disposals of property, plant and equipment	2	5
Loans to related parties	-	66
Net cash used in investing activities	(1.002)	101
Cash flows from financing activities		
Short-term debt	13	(4)
Long-term debt		
Issuances	787	187
Repayments	(238)	(329)
Reserves Capital	-	(6)
Acquisition of treasury shares	-	32
Dividends paid	(37)	(23)
Net cash provide by (used in) financing activities	**525**	**(143)**
Effect of exchange rate changes on cash and cash equivalents	(74)	(26)
Net increase (decrease) in cash and cash equivalents	**(317)**	**313**
Cash and cash equivalent at beginning of period	**489**	**176**
Cash and cash equivalent at end of period	**172**	**489**

Attachment VII

Consolidated Balance Sheet
Brazilian Corporate Law (Brazilian GAAP) - In million of Brazilian Reais

ASSETS	Dec 31, 2001	Dec 31, 2000	LIABILITIES AND SHAREHOLDERS' EQUITY	Dec 31, 2001	Dec 31, 2000
Current assets:			Current liabilities:		
Cash	13	3	Trade accounts payable	133	55
Financial investments	587	987	Loans	904	183
Unrealized gains from swap contracts	2	70	Income and Social Contribution Taxes	22	20
Trade accounts receivable	243	169	Payroll and related changes	27	25
Inventories	143	126	Dividends	92	88
Other	56	15	Other	17	9
Total current assets	**1.044**	**1.370**	**Total current liabilities**	**1.195**	**380**
Noncurrent assets:			Noncurrent liabilities:		
Recoverable taxes	18	-	Loans	1.355	705
Unrealized gains from swap contracts	70	17	Deferred income and social contrib. taxes	80	57
Deferred income and social contribution taxes	12	10	Provision for tax, legal proceedings and other	27	26
Financial Investments	644	-	Others	-	
Other	34	8			
Total noncurrent assets	**778**	**35**	**Total noncurrent liabilities**	**1.462**	**788**
Permanent assets:			**Shareholders' equity**		
Investments:	959				
Subsidiaries	-	150	Capital	1.702	1.702
Other	-	-	Capital reserve	47	47
			Revaluation reserves	42	46
Property, plant and equipment	2.382	1.823	Retained Earnings	811	524
Deferred charges	96	109			
Total permanent assets	**3.437**	**2.082**	**Total shareholders' equity**	**2.602**	**2.319**
Total assets	**5.259**	**3.487**	**Total liabilities and shareholders' equity**	**5.259**	**3.487**

Attachment VIII

Consolidated Statements of Income
Brazilian Corporate Law (Brazilian GAAP) - In million of Brazilian Reais

	4th Quarter/2001		2001		4th Quarter/2000		2000	
	R$	%	R$	%	R$	%	R$	%
Net Operating Revenue	426	100.0	1,554	100.0	391	100.0	1,437	100.0
Domestic Sales	308	72.3	1,067	68.7	266	68.1	1,002	69.7
Export Sales	118	27.7	487	31.3	125	31.9	435	30.2
Cost of Sales	(233)	(54.8)	835	53.7	(185)	(47.4)	708	49.3
Gross Profit	192	45.2	719	46.3	206	52.6	729	50.7
Selling and Marketing	(39)	(9.2)	(132)	(8.5)	(29)	(7.4)	(106)	(7.4)
General and Administrative	(23)	(5.4)	(77)	(5.0)	(17)	(4.3)	(55)	(3.8)
Financial	10	2.4	29	1.9	(1)	(0.3)	(3)	(0.2)
Interest on own capital	-	-	-	-	(103)	(26.4)	(103)	(7.2)
Other Operating Income (Expense)	-	-	-	-	(1)	(0.2)	1	0.1
Operating Income	141	33.1	539	34.7	55	14.1	463	32.2
Equity Aracruz	3	0.7	3	0.2		-		-
Nonoperating results, net	(9)	(2.2)	(42)	(2.7)	(14)	(3.6)	(44)	(3.1)
Income before income and social contrib. taxes	134	31.6	500	32.2	55	14.1	419	29.2
Income and social contrib. taxes	(36)	(8.5)	(116)	(7.5)	(32)	(8.3)	(120)	(8.4)
Income before statutory participation of employees	98	23.0	384	24.7	9	2.3	299	20.8
Statutory participation of employees	(2)	(0.5)	(8)	(0.5)	(8)	(2.0)	(8)	(0.6)
Reversal of interest on own capital	-	-		-	103	26.4	103	7.2
Net Income	96	22.6	376	24.2	104	26.7	394	27.4
Income (loss) per 1,000 share lot (in R$)	3		10		3		10	
EBITDA*	171	40.3	663	42.7	192	49.1	713	49.6
Depreciation and Amortization	42	9.9	161	10.4	41	10.5	152	10.6

*** EBITDA means earnings before interest, tax, depreciation and amortization, including other operating income (expense)**

Note: The EBITDA was calculated in the same criteria of international concept

Attachment IX

Consolidated Statements of Income - Free Translation
Expressed in millions of Brazilian Reais

	Dec 31, 2001	Dec 31, 2000
Cash flows from operating activities		
Net Income	376	394
Adjustments to reconcile net income to cash provided by operating activities:	284	401
Changes in operating assets and liabilities	(106)	(41)
Net cash provided by operating activities	554	754
Net cash used in investing activities	(2.096)	-
Net cash used in financing activities	1.154	(392)
Net increase (decrease) in cash and cash equivalents	(388)	362
Cash and cash equivalents at beginning of year	989	627
Cash and cash equivalents at end of year	601	989

Attachment X

NET INCOME CONCILIATION
Brazilian GAAP to US GAAP
(in US$ million)

	4Q/01		2001		4Q/00		2000	
	R$	US$	R$	US$	R$	US$	R$	US$
Net Income as per Brazilian GAAP	96	41	376	162	104	53	394	201
Difference in property, plant and equipament		7		19		6		24
Depreciation, depletion and amortization		6		18		5		20
Write-off		1		1		1		4
Amortization of capitalized interest		(1)		(1)		(1)		(2)
Start up costs		(1)		(4)		-		(2)
Capitalized Interest		4		8		2		4
Amortization of good will in Celpav		6		16		5		19
Fair Value - FASB 133		(3)		7		-		-
Equity		(3)		(4)		-		-
Deferred Income		(4)		(10)		(4)		(13)
Other adjustments (include translation effects)		(8)		(1)		3		18
Net Income as per USGAAP		38		192		64		249

Net Income as per Brazilian GAAP and the reconciling itens were translated into U.S. dollar at December 31, 2001 and 2000 exchange rate.

EXHIBIT 3

Votorantim | Celulose e Papel

Vantagens competitivas da VCP sustentam o desempenho no quarto trimestre de 2001

VCPA4
BOVESPA
VCP Listed NYSE
NÍVEL 1 MERCADO BOVESPA · BRASIL

Cotação:
VCPA4=R$ 76,52/mil ações
ADR VCP = US$ 16,00
Janeiro 30, 2002

Quantidade de Ações:
38.322.699.553

Valor de Mercado:
R$ 2.932 milhões
US$ 1.205 milhões

CONTATOS:

VCP S.A.
Valdir Roque
Diretor Financeiro e de Rel. c/Investidores
Alfredo Villares
Gerente de Rel. c/Investidores
Tel: (11) 3269-4168 / 4169
Fax: (11) 3269-4066 / 3498
ir@vcp.com.br
www.vcp.com.br

THOMSON FINANCIAL

Thomson Financial / Carson
Curtis Smith
Consultor de RI
Tel.: (11) 3848-0887 ramal 215
curtis.smith@thomsonir.com.br

São Paulo, 31 de janeiro de 2002 VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), uma das maiores empresas produtoras de celulose e papel da América Latina, anunciou hoje os resultados do quarto trimestre de 2001. As informações operacionais e financeiras da Empresa, exceto onde estiver indicado de outra forma, são apresentadas com base em números consolidados e em reais, conforme a Legislação Societária. Todas as comparações realizadas neste comunicado levam em consideração o quarto trimestre de 2000, exceto quando especificado em contrário.

"O cenário global manteve-se repleto de dificuldades e incertezas, combinando desaceleração em blocos econômicos, guerra, terrorismo e, regionalmente, a crise argentina. Nesse ambiente, a celulose de mercado somente ensaiou uma pequena recuperação de preços, pois os estoques mundiais permaneceram elevados. Entretanto, a capacidade de adaptação a cenários desfavoráveis, por meio de vantagens competitivas, permitiu à VCP aumentar em 11% o volume de vendas e em 9% o faturamento líquido. No negócio celulose, focamos o crescimento no mercado externo, no qual a taxa de câmbio favorável compensou parcialmente o impacto negativo de preços deprimidos. No negócio de papéis, pudemos incrementar em 19% o volume de exportações, principalmente a linha Copymax (Cut Size), mas também crescemos 17% o volume de vendas no mercado doméstico, dando prioridade a produtos de maior valor agregado, especialmente papel Couché. Otimizando, assim, o direcionamento dos produtos, registramos, em termos acumulados, receita líquida de R$ 1.554 milhões em 2001, 8% acima da registrada em 2000, geração operacional de caixa (EBITDA) de R$ 663 milhões, apenas 7% inferior à do ano anterior, com uma margem sobre a receita líquida de 43% versus 50%. Nosso lucro líquido acumulado no ano foi 5% inferior ao mesmo período de 2000, atingindo R$ 376 milhões.", comentou Raul Calfat, diretor superintendente da Votorantim Celulose e Papel. "No quarto trimestre de 2001 (4T01), a VCP registrou uma receita líquida consolidada de R$ 426 milhões, com um volume vendido de 244.766 toneladas. O lucro operacional foi de R$ 141 milhões, ante R$ 158 milhões no mesmo período de 2000 e R$ 132 milhões no 3T01. A geração de caixa operacional (EBITDA) foi de R$ 171 milhões no 4T01, em comparação a R$ 192 milhões no 4T00, representando um decréscimo de 11%. Em relação aos R$ 163 milhões do 3T01, houve um acréscimo de 5%. O lucro líquido foi de R$ 96 milhões, 8% inferior aos R$ 104 milhões do 4T00, decorrente principalmente do menor resultado operacional e maior provisão para imposto de renda, causada pelo efeito da queda da taxa de câmbio no final do período, sobre o endividamento em dólar. Comparativamente ao 3T01, o lucro líquido foi 6% superior devido ao maior resultado operacional".

Principais Indicadores Financeiros

(em R$ milhões)	*4T01*	*4T00*	*4T01/4T00*
Receita Operacional Líquida	**426**	391	9,0%
Mercado Interno	**308**	266	15,8%
Mercado Externo	**118**	125	(5,6%)
Lucro Operacional	**141**	158	(10,8%)
Lucro Líquido	**96**	104	(7,7%)
EBITDA	**171**	192	(10,9%)

Mais uma vez, apesar dos baixos preços de celulose, os números operacionais apresentados foram satisfatórios, com um impacto positivo da desvalorização nas exportações, uma maior flexibilização entre mercados e produtos, e um incremento de volumes, especialmente de papéis revestidos, que alavancaram o resultado da companhia. A combinação de um bom resultado operacional e financeiro possibilitou que a companhia superasse o desempenho do 3T01 em receita, EBITDA e lucro líquido. No 4T01, a VCP apresentou ganhos de arbitragem e cambiais que compensaram o aumento das despesas financeiras resultante do maior endividamento líquido pela aquisição de 28% do capital votante da Aracruz.

Receita líquida e volume de vendas

A receita líquida no 4T01 cresceu 9% em relação ao 4T00. Esse crescimento foi favorecido pelo incremento de 11% no volume total vendido com o preço médio em Reais decrescendo somente 2% pois a redução no preço médio da celulose foi quase totalmente compensada pelo aumento no preço médio do papel. Já em relação ao 3T01, houve crescimento de 11% na receita líquida, explicado pelo acréscimo de 2% no preço médio e de 9% no volume vendido, com destaque para o volume de exportações que foi 15% maior que no trimestre anterior.

A participação da receita de papel aumentou para 80% do total, reduzindo-se a 20% a de celulose, em comparação a 71% e 29% no 4T00, respectivamente. Essa mudança é explicada pela redução de 27% do preço médio em reais da celulose, ante um aumento de 5% no preço médio do papel. No 3T01, essa relação foi 81% contra 19%. Por volume de vendas, a participação do papel é equivalente a 63% e a de celulose, a 37%.

Do volume vendido, 59% foi orientado para o mercado interno e 41% ao externo, no 4T01, versus 60% e 40%, respectivamente, no 4T00.


Receita Líquida
R$ milhões
500
400
300
200
100
0
32%
68%
28%
72%
4T00
4T01
Mercado Interno
Mercado Externo


Distribuição da Receita
Papel
80%
Celulose
20%

Celulose

A receita proveniente das vendas de celulose decresceu 25% no 4T01, atingindo R$ 85 milhões. A queda é explicada pela redução de 27% nos preços médios, apesar do aumento de 2% nos volumes. O volume de vendas de celulose no trimestre foi de 91.183 toneladas. Em relação ao 3T01, houve um acréscimo de 16% na receita, com ampliação de 10% no volume.

Apesar de os preços internacionais para celulose de eucalipto ensaiarem um início de recuperação em Outubro/2001, conforme previsto no trimestre anterior, os produtores NORSCAN reduziram as paradas de produção nos meses finais do ano, o que, combinado com o consumo global ainda enfraquecido, resultou, no final do 4T01, em níveis de estoque NORSCAN superiores àqueles vigentes no final do 3T01. Com isso, os mercados não encontraram suporte para novos aumentos de preços durante o trimestre. As expectativas futuras em relação a esses preços internacionais, embora positivas, dependem dos possíveis cenários de recuperação do crescimento mundial e de incremento das paradas de produção dos fornecedores de celulose, proporcionando uma maior disciplina e ajuste à demanda.

Mercado interno – Em relação ao 4T00, a queda verificada no volume de vendas de celulose no mercado doméstico atingiu 19%, mas essa redução de volume foi, em termos absolutos, inferior ao crescimento das exportações no 4T01. O mercado doméstico iniciou o trimestre incrementando as vendas mas se retraiu no final, permanecendo em volumes equivalentes ao 3T01. No entanto, há sinais de recuperação de volumes para reposição de estoques em alguns setores já no mês de janeiro de 2002. O preço médio CIF no mercado interno foi de R$ 943 por tonelada no 4T01, ante R$ 1.191 por tonelada no 4T00, representando uma queda de 21%.

O negócio de celulose no mercado interno respondeu por 23% do volume de vendas e por 23% da receita de celulose no 4T01, versus 29% e 27% no 4T00, respectivamente. No 3T01, as vendas domésticas de celulose haviam sido responsáveis por 26% do volume e por 26% da receita total de celulose.

Mercado externo - O crescimento no volume exportado contribuiu para compensar a redução verificada no mercado doméstico. Houve forte queda, entretanto, no preço médio, apesar dos ganhos com a desvalorização cambial. O mercado norte-americano, mesmo enfrentando um período de recessão, incrementou suas compras de celulose brasileira, impulsionadas por alguns setores, tais como o de "tissue". O preço médio CIF no mercado externo foi de R$ 927 por tonelada no 4T01, ante R$ 1.302 por tonelada no 4T00, representando uma queda de 29%.

O mercado externo respondeu por 77% do volume de venda total e por 77% da receita de celulose no 4T01, versus 71% e 73% no 4T00, respectivamente. No 3T01, as exportações de celulose de mercado haviam representado 74% do volume e 74% da receita total.

Papel

A receita proveniente das vendas de papel cresceu 23% no 4T01, atingindo R$ 341 milhões. O significativo aumento é explicado em parte pelo crescimento de 5% nos preços médios, mas principalmente pelo acréscimo de 18% no volume. O volume de vendas de papel, no trimestre, foi de 153.583 toneladas. Em relação ao 3T01, houve um aumento de 10% na receita, devido à elevação de 1% dos preços médios e de 9% nos volumes de vendas, comparativamente ao trimestre anterior.


Mix de Produtos - Part. do Papel na Receita
7%
17%
26%
20%
30%
10%
18%
18%
22%
32%
7%
17%
24%
20%
31%
OUTROS ESPECIAIS
AUTO COPIATIVO & TÉRMICO
COUCHÊ
CUT SIZE
IMPRIMIR E ESCREVER
4T01
4T00
3T01

Comparando-se ao 4T00 e ao 3T01, houve mudança no mix de produtos e maior participação do papel Couché na receita, decorrente do aumento de volumes e preços, provocado, principalmente, pela busca de agregação de valor. Os outros papéis perderam participação na receita, por apresentarem um crescimento no período inferior ao dos papéis revestidos.

Manteve-se a tendência de agregação de valor na composição das vendas de papel por volume, com forte crescimento no papel Couché e recuo em participação dos papéis Imprimir & Escrever e Cut Size. Os papéis auto-copiativos e térmicos também tiveram uma evolução absoluta, porém não tão expressiva como no caso do Couché, mantendo participação relativa em volume.


Mix de Produtos - Partic. em Volume
5%
10%
24%
24%
37%
6%
10%
18%
26%
40%
5%
10%
23%
23%
39%
OUTROS ESPECIAIS
AUTO COPIATIVO & TÉRMICO
COUCHÊ
CUT SIZE
IMPRIMIR E ESCREVER
4T01
4T00
3T01

Mercado interno – Em função do diversificado mix de produtos e da atuação segmentada nos mercados, a VCP pôde apresentar, na média, comparativamente ao 4T00, um expressivo crescimento de 17% em volume e de 23% em receita de vendas. Mesmo quando confrontado ao 3T01, o crescimento foi de 7% em volume e de 10% em receita. Alguns segmentos de mercado apresentaram forte demanda como é o caso do distribuidor e gráfico. Também permaneceu a tendência de incremento de volumes em produtos que substituem importados, ainda que essa tendência tenha sofrido uma desaceleração no final do período, com a queda da taxa de câmbio. No trimestre, mesmo segmentos e produtos mais dependentes do crescimento econômico tiveram reações positivas na demanda.

Papéis não-revestidos: Os papéis de Imprimir e Escrever apresentaram aumento de volume estimulados pelos segmentos distribuidor e gráfico, que absorveram o aumento de preço implementado. Já na linha Copymax (Cut Size), a maior concorrência provocou redução de volume e de preços; pelo mesmo motivo, a participação de mercado foi levemente reduzida para 24% no Cut-Size e levemente incrementada, para 22%, em papéis de Imprimir e Escrever.

Papéis Revestidos: O papel Couché manteve a tendência de forte aumento em volume de vendas e receita no 4T01, influenciado pelos segmentos distribuidor, que apresentou boa performance no final do ano - e gráfico - com uma até surpreendente retomada do consumo reprimido. Em boa parte, esses segmentos estão demandados pelo aquecimento do mercado promocional. Os produtos Lumimax e Starmax continuaram apresentando ganhos de participação frente aos produtos importados, atingindo juntos 40% do mercado, consolidando definitivamente sua liderança.

Papéis Químicos: Manteve-se o crescimento no volume e em receita, principalmente pela maior comercialização do papel autocopiativo, puxado pela reação das encomendas para suprir varejo no final de ano e com destaque para a impressão personalizada. A variação no mix de produtos, com maior valor agregado, também contribuiu para um crescimento nos preços médios.

O mercado interno respondeu por 81% do volume total de vendas e por 85% da receita do negócio de papel, no 4T01, participações pouco diferentes das apresentadas no 4T00, quando foram de 82% e 85%, respectivamente. No 3T01 as vendas domésticas de papel haviam sido responsáveis por 82% do volume e 84% da receita total de papel.

Mercado externo – Na comparação com o 4T00, foi mantida uma tendência de forte crescimento no volume de vendas, com incremento favorável também nos preços médios, e, conseqüentemente na receita, explicado basicamente pelo desempenho do segmento de Cut Size. Além disso, também em relação ao 3T01, foram direcionados grandes volumes de papéis não-revestidos, especialmente Cut Size, para o mercado externo. O preço médio CIF no mercado externo foi de R$ 1.825 por tonelada, ante R$ 1.734 por tonelada no 4T00. Esse aumento de 5% é decorrente da desvalorização do real, pois em dólares os preços médios foram inferiores.

Papéis não-revestidos: O crescimento do volume de vendas se deveu basicamente ao papel Cut Size. Aproveitaram-se oportunidades para um maior escoamento da produção, contando-se ainda com a ajuda da desvalorização cambial, que alavancou a competitividade do produto brasileiro. O crescimento de volume de exportação de papéis não- revestidos também existiu quando comparado ao 3T01.

As exportações responderam por 19% do volume total de vendas e por 15% da receita de papel, no 4T01, apresentando pequenas alterações sobre o 4T00, quando foram 18% e 15%, respectivamente. Em relação ao 3T01, as exportações responderam por 18% do volume e 16% da receita total de papel.

Resultado operacional

O lucro bruto no 4T01 foi de R$ 192 milhões, 7% inferior ao apresentado no 4T00 e com uma margem bruta de 45%, ante 53% no 4T00 e 45% no 3T01. A queda na margem e no lucro bruto é explicada principalmente pela redução no preço internacional da celulose e pelo aumento de 13% no custo médio unitário dos produtos vendidos, apesar da elevação de volumes de vendas e do efeito positivo da variação cambial nas exportações. O incremento do custo médio é em grande parte explicado pela melhoria do mix dos produtos vendidos, com crescimento maior de vendas de papel do que de celulose e crescimento ainda maior de papéis revestidos. Por outro lado, a partir de outubro, o efeito do dissídio incrementou o custo da mão-de-obra. Além disso, houve pressão de reajuste em alguns insumos, inclusive em decorrência da desvalorização cambial.

As despesas com vendas no 4T01 cresceram 34% em comparação ao 4T00, ampliando-se a participação na receita de 7,4% para 9,2%, explicado principalmente pelo aumento nas despesas com fretes e comissões relacionadas ao maior volume das exportações no período (de 87.960 toneladas ou 40% do total, para 99.161 toneladas ou 41% do total), além do impacto da desvalorização cambial, pois essas despesas são denominadas em dólar. No 3T01 essas despesas representaram 8,0% da receita líquida, quando os volumes exportados equivaleram a 39% do volume total de vendas.

As despesas gerais e administrativas acresceram sua margem sobre a receita líquida de 4,3% no 4T00 para 5,5% no 4T01. O aumento se deve principalmente a honorários de consultorias externas, além do reajuste de salários relativo ao dissídio coletivo de outubro de 2001. O lucro operacional atingiu R$ 141 milhões, 11% inferior aos R$ 158 milhões do 4T00, mas 7% superior aos R$ 132 milhões do 3T01.

Como resultado, a geração de caixa operacional (EBITDA) da VCP no 4T01 atingiu R$ 171 milhões, R$ 21 milhões abaixo do mesmo período do ano anterior, representando uma margem de 40% sobre a receita líquida (49% no 4T00). Em relação ao 3T01, quando a margem foi de 42%, houve um acréscimo de R$ 8 milhões.

Resultado financeiro

O resultado financeiro líquido no 4T01 apresentou evolução, passando de uma despesa financeira líquida de R$ 1 milhão no 4T00 para uma receita financeira líquida de R$ 10 milhões. Esse desempenho é devido às melhores condições de arbitragem entre os juros locais e os custos de captação de linhas de financiamento às exportações e investimentos, além dos ganhos cambiais auferidos pela valorização do Real no trimestre. A melhoria no resultado financeiro ocorreu apesar do endividamento ocorrido nos meses de novembro e dezembro, com a aquisição de 12,3% do capital total da Aracruz Celulose S.A. e com o projeto de expansão de celulose na unidade de Jacareí. Passou-se de um caixa líquido de R$ 189 milhões, em dezembro de 2000 para uma dívida líquida de R$ 943 milhões em dezembro de 2001.

A dívida bruta foi acrescida de novos empréstimos de longo e curto prazo assumidos pela Companhia, entre os quais: financiamentos do BNDES totalizando R$ 141,339 milhões; US$ 136 milhões em novas operações de ACC´s; US$ 150 milhões de pré-pagamento de exportações; e, ainda, os US$ 370 milhões captados no exterior exclusivamente para a operação de aquisição de capital da Aracruz Celulose S.A.

O aumento do endividamento líquido ao final do 4T01, comparativamente à posição de caixa líquido de R$ 63 milhões no 3T01, deve-se fundamentalmente aos desembolsos referentes aos investimentos.

A VCP manteve sua política de proteção aos passivos cambiais, adotando uma exposição cambial adequada à constante volatilidade do câmbio. Com isso, o efeito das variações cambiais foi positivo, derivado da apreciação de 13% do real no período.

Resultado não-operacional

O montante dessa conta está substancialmente representado pela amortização de ágio da Celpav, no valor de R$ 9 milhões.

Lucro líquido

O lucro líquido do 4T01 atingiu R$ 96 milhões, representando uma redução de 8% ante os R$ 104 milhões obtidos no 4T00 e um aumento de 6% em relação aos R$ 91 milhões do 3T01. É importante ressaltar que o lucro líquido foi significativamente afetado pelo aumento da provisão para Imposto de Renda, que passou de 22% no 4T00 e 21% no 3T01, para 27% no 4T01, face aos ganhos financeiros obtidos com a redução da taxa de câmbio.

Investimentos

Foram investidos R$ 243 milhões no 4T01, destacando-se R$ 221 milhões destinados a projetos de modernização industrial (otimizações e expansão de produção de celulose em Jacareí), e R$ 15 milhões na área florestal (implantação e manutenção de florestas).

Considerando-se os valores do 4T01, o total investido no ano 2001, acumulou R$ 715 milhões. Este montante não inclui a aquisição de parte do capital da Aracruz, investimento que representou US$ 370 milhões desembolsados no início de novembro de 2001.

Os investimentos já comprometidos com o Projeto de Expansão de celulose na Unidade de Jacareí totalizavam aproximadamente US$ 305 milhões em 31 de Dezembro de 2001, de um investimento total de US$ 550 milhões estimado para o projeto.

Perspectivas

Os fundamentos da companhia continuam se fortalecendo. A VCP tem adquirido escala e produtividade por meio de modernas unidades industriais, auto-suficiência em madeira e mix de produtos, fatores que têm permitido um equilíbrio entre diversos segmentos dos mercados domésticos e internacionais, além de forte geração de caixa e sólida situação financeira.

A VCP continua a perseguir oportunidades de crescimento que objetivem a agregação de valor aos nossos acionistas, seja propiciando a expansão dos negócios, a excelência de desempenho e rentabilidade e/ou a melhoria tecnológica e dos produtos, sempre focada em uma visão estratégica de longo prazo. Exemplo recente foi a aquisição de parte do capital da Aracruz Celulose S.A., maior produtora mundial de celulose de eucalipto, representando um importante passo para a VCP reforçar sua posição no mercado mundial de celulose e papel mantendo-se como um dos produtores de menor custo e com a oferta de serviços diferenciados a seus clientes.

O investimento em andamento na expansão de 530 mil toneladas por ano de celulose de mercado, com custos bastante atrativos, transformará a VCP, a partir de janeiro de 2003, em uma das mais modernas produtoras de celulose do mundo. Depois da expansão, a linha de celulose mais antiga da Unidade de Jacareí será de 1997. O projeto, com custo estimado em US$ 550 milhões, representa um investimento por tonelada de cerca de US$ 1.000, trazendo uma forte alavancagem para o retorno do capital. Jacareí será capaz de produzir quase 1 milhão de toneladas de celulose, tornando-se uma das maiores, mais modernas e competitivas plantas de celulose no mundo. Para essa expansão, a VCP já aumentou de 9.000 para 12.520 metros quadrados, a área arrendada no seu terminal portuário exclusivo no Porto de Santos. Com isso, a Empresa prepara sua capacidade de armazenamento, despacho, transporte, movimentação de carga, atracação e carregamento dos navios para incrementar suas exportações de celulose de mercado.

As decisões estratégicas continuam sendo implementadas, com a evolução contínua dos portais, do *website* para e-business e *website* para e-commerce da KSR, o programa de gestão de risco, a nova estrutura organizacional e a implementação dos valores e da visão da VCP.

No segundo semestre de 2001, o BNDESPAR anunciou a contratação de um banco de investimento para coordenar a alienação de 33,74% das ações preferenciais da VCP. Prevê que a operação, com ofertas simultâneas nos mercados internacional e local, tenha perspectiva de ocorrer no primeiro semestre de 2002.

Além disso, a VCP e o Grupo Votorantim poderão participar dessa operação visando a obter a escala mínima de viabilidade, permitindo assim um considerável incremento de liquidez das ações da VCP nas Bolsas de Valores - passando dos atuais 27% do capital total para 45% de *free-float*, ou seja, a totalidade das ações preferenciais.

A VCP, por outro lado, também está planejando captar até US$ 1 bilhão nos mercados internacionais, por meio de uma operação estruturada de endividamento garantido por securitização de recebíveis futuros de exportação.

Mercado de capitais

A Bolsa de Valores de São Paulo apresentou uma valorização de 27,7% no 4T01, e desvalorização acumulada de 11,0% de janeiro a dezembro de 2001, períodos em que as ações preferenciais da VCP valorizaram-se 15,9% e 46,9% em reais, respectivamente. No 4T01, registraram-se 3128 operações, envolvendo 1,85 bilhão de ações preferenciais da VCP, 19,9% superior ao volume do 3T01. A média diária negociada no 4T01 foi de R$ 2,40 milhões, 48% acima do 3T01.

Os papéis da VCP foram negociados em 100% dos pregões da Bovespa no 4T01 e no ano 2001, respondendo por 42% e 34% nos períodos, respectivamente, em volume financeiro, de todos os negócios envolvendo o setor brasileiro de celulose e papel.

Houve uma valorização de 35,2% dos ADRs nível III da VCP na Bolsa de Valores de Nova York no 4T01, ante uma valorização de 11,6% no índice da Standard & Poor´s para empresas de papel e celulose (*S&P Paper & Forest Products Index*) e de 13,3% no índice *Dow Jones.* O número de ADRs negociadas durante o 4T01 ficou em 43.905 ADRs/dia, com uma média diária de US$ 0,67 milhão.

Entre janeiro e dezembro de 2001, os ADRs da VCP valorizaram-se 26,6% enquanto o índice Dow Jones desvalorizou-se em 7,1% e o índice S & P Paper & Forest manteve-se praticamente estável. Durante o mesmo período, o índice NASDAQ registrou queda de 21,1%.

ADR versus NASDAQ e S&P Paper Index


130
115
100
85
70
55
29/12/00
11/01/01
24/01/01
06/02/01
19/02/01
04/03/01
17/03/01
30/03/01
12/04/01
25/04/01
08/05/01
21/05/01
03/06/01
16/06/01
29/06/01
12/07/01
25/07/01
07/08/01
20/08/01
02/09/01
15/09/01
28/09/01
11/10/01
24/10/01
06/11/01
19/11/01
02/12/01
15/12/01
28/12/01
VCP ADR
S&P Paper Index
NASDAQ

VCPA4 versus IBOVESPA


150
140
130
120
110
100
90
80
70
60
29/12/00
11/01/01
24/01/01
06/02/01
19/02/01
04/03/01
17/03/01
30/03/01
12/04/01
25/04/01
08/05/01
21/05/01
03/06/01
16/06/01
29/06/01
12/07/01
25/07/01
07/08/01
20/08/01
02/09/01
15/09/01
28/09/01
11/10/01
24/10/01
06/11/01
19/11/01
02/12/01
15/12/01
28/12/01
IBOVESPA
VCPA4

O lucro por ação da VCP no 4T01 foi de R$ 2,51 por lote de mil ações.

Os resultados da VCP também são divulgados em dólares norte-americanos, pelos princípios de contabilidade geralmente aceitos nos Estados Unidos (USGAAP), tendo em vista atender às demandas de informações dos investidores externos. O lucro líquido consolidado apurado por este critério no 4T01 foi de US$ 38 milhões e uma conciliação de resultados está descrita no anexo VI deste comunicado.

Governança Corporativa- Nível 1 da Bovespa (Novo Mercado)

Com a adesão ao Nível 1 de governança corporativa da Bovespa, em novembro de 2001, a VCP passou a garantir aos seus investidores e ao mercado em geral o fornecimento das informações exigidas para as empresas do Nível 1 como parte da sua rotina. Dentre estas informações destacamos: melhoria na prestação das informações trimestrais, entre as quais as demonstrações financeiras consolidadas e os demonstrativos dos fluxos de caixa; divulgação de acordos de acionistas, programas de opção de compra de ações e contratos com partes relacionadas; e disponibilização de um calendário anual de eventos corporativos. Além de compromissos de transparência, a empresa também assume a manutenção de um percentual mínimo de 25% das ações em circulação e a realização de ofertas públicas de ações por meio de mecanismos que favoreçam a dispersão do capital.

Declarações contidas neste comunicado relativas à perspectiva dos negócios da Empresa, projeções de resultados operacionais e financeiros, e relativas ao potencial de crescimento da Empresa, constituem-se em meras previsões e foram baseadas nas expectativas de administração em relação ao futuro da Empresa. Estas expectativas são altamente dependentes de mudanças no mercado, no desempenho econômico geral do Brasil, na indústria e nos mercados internacionais, estando, portanto, sujeitas a mudanças.

# # #

A **Votorantim Celulose e Papel S.A. VCP** é uma das maiores empresas produtoras de papel e celulose do Brasil em receita líquida e ativos totais, e líder entre as produtoras brasileiras de papéis de Imprimir e Escrever e papéis especiais. A VCP é uma empresa integrada e utiliza tecnologia adequada a cada processo, o que lhe assegura maior eficiência no ciclo produtivo. A VCP comercializa seus produtos nos mercados interno e externo, exportando para mais de 55 países, nos cinco continentes.

Anexo I

Analise das Variações da Receita Líquida
4º ITR 2001 X 4º ITR 2000

PRODUTOS	SOCIETÁRIO - BRGAAP								
	Tons			Faturamento - R$			Variação %		
	4T 2001	4T 2000	Variação	4T 2001	4T 2000	Variação	Tons	Fat.	Pç Med
Papel									
Mercado Interno									
Imprimir / Escrever	50.695	45.619	5.076	94.224	79.409	14.815	11,1	18,7	6,8
Cut Size	15.794	16.646	(852)	28.345	30.550	(2.205)	(5,1)	(7,2)	(2,2)
Auto Copiativo/Termico	14.178	12.875	1.303	58.032	49.233	8.799	10,1	17,9	7,0
Couche	36.533	22.436	14.097	86.340	48.782	37.558	62,8	77,0	8,7
Outros Especiais	7.594	8.889	(1.295)	21.776	27.411	(5.635)	(14,6)	(20,6)	(7,0)
Total	**124.794**	**106.465**	**18.329**	**288.717**	**235.385**	**53.332**	**17,2**	**22,7**	**4,6**
Mercado Externo									
Imprimir / Escrever	5.955	6.252	(297)	9.636	9.997	(361)	(4,8)	(3,6)	1,2
Cut Size	21.682	16.778	4.904	40.064	29.698	10.366	29,2	34,9	4,4
Auto Copiativo/Termico	317	-	317	853	-	853	-	-	-
Couche	835	1.120	(285)	1.989	2.193	(204)	(25,4)	(9,3)	21,7
Total	**28.789**	**24.150**	**4.639**	**52.542**	**41.888**	**10.654**	**19,2**	**25,4**	**5,2**
Total Papel	**153.583**	**130.615**	**22.968**	**341.259**	**277.273**	**63.986**	**17,6**	**23,1**	**4,7**
Celulose									
Mercado Interno	20.811	25.701	(4.890)	19.630	30.609	(10.979)	(19,0)	(35,9)	(20,8)
Mercado Externo	70.372	63.810	6.562	65.215	83.100	(17.885)	10,3	(21,5)	(28,8)
Total	**91.183**	**89.511**	**1.672**	**84.845**	**113.709**	**(28.864)**	**1,9**	**(25,4)**	**(26,8)**
Total Mercado Interno	145.605	132.166	13.439	308.347	265.994	42.353	10,2	15,9	5,2
Total Mercado Externo	99.161	87.960	11.201	117.757	124.988	(7.231)	12,7	(5,8)	(16,4)
TOTAL GERAL	**244.766**	**220.126**	**24.640**	**426.104**	**390.982**	**35.122**	**11,2**	9,0	**(2,0)**

Votorantim | Celulose e Papel   NÍVEL 1 MERCADO   VCPA4 BOVESPA   VCP Listed NYSE

Anexo II

Analise das Variações da Receita Líquida
4º ITR 2001 X 3º ITR 2001

PRODUTOS	SOCIETÁRIO - BRGAAP								
	Tons			Faturamento - R$			Variação %		
	4T 2001	3T 2001	Variação	4T 2001	3T 2001	Variação	Tons	Fat.	Pç Med
Papel									
Mercado Interno									
Imprimir / Escrever	50.695	50.381	314	94.224	87.451	6.773	0,6	7,7	7,1
Cut Size	15.794	14.511	1.283	28.345	26.549	1.796	8,8	6,8	(1,9)
Auto Copiativo/Termico	14.178	13.556	622	58.032	52.821	5.211	4,6	9,9	5,0
Couche	36.533	31.811	4.722	86.340	71.497	14.843	14,8	20,8	5,2
Outros Especiais	7.594	6.318	1.276	21.776	23.150	(1.374)	20,2	(5,9)	(21,7)
Total	**124.794**	**116.577**	**8.217**	**288.717**	**261.468**	**27.249**	**7,0**	**10,4**	**3,2**
Mercado Externo									
Imprimir / Escrever	5.955	5.152	803	9.636	9.653	(17)	15,6	(0,2)	(13,6)
Cut Size	21.682	18.592	3.090	40.064	36.286	3.778	16,6	10,4	(5,3)
Auto Copiativo/Termico	317	126	191	853	473	380	151,6	80,3	(28,3)
Couche	835	955	(120)	1.989	2.274	(285)	(12,6)	(12,5)	0,0
Total	**28.789**	**24.825**	**3.964**	**52.542**	**48.686**	**3.856**	**16,0**	**7,9**	**(6,9)**
Total Papel	**153.583**	**141.402**	**12.181**	**341.259**	**310.154**	**31.105**	**8,6**	**10,0**	**1,3**
Celulose									
Mercado Interno	20.811	21.215	(404)	19.630	19.055	575	(1,9)	3,0	5,0
Mercado Externo	70.372	61.737	8.635	65.215	54.395	10.820	14,0	19,9	5,2
Total	**91.183**	**82.952**	**8.231**	**84.845**	**73.450**	**11.395**	**9,9**	**15,5**	**5,1**
Total Mercado Interno	145.605	137.792	7.813	308.347	280.523	27.824	5,7	9,9	4,0
Total Mercado Externo	99.161	86.562	12.599	117.757	103.081	14.676	14,6	14,2	(0,3)
TOTAL GERAL	**244.766**	**224.354**	**20.412**	**426.104**	**383.604**	**42.500**	**9,1**	**11,1**	**1,8**

Anexo III

BALANÇO PATRIMONIAL CONSOLIDADO
(R$ MILHÕES)

ATIVO	31/Dez/2001	30/Set/2001	31/Dez/2000
CIRCULANTE	**1.044**	**861**	**1.370**
Caixa e Bancos	13	1	3
Aplicações Financeiras	587	483	987
Créditos a receber de contratos de swap	2	-	70
Clientes	243	194	169
Estoques	143	156	126
Impostos a Recuperar	20	13	5
Outros	36	14	10
REALIZÁVEL LONGO PRAZO	**778**	**508**	**35**
Créditos a receber de contratos de swap	70	121	17
Aplicações Financeiras	644	313	0
Impostos a Recuperar	18	11	-
Imposto de Renda Diferido	12	42	10
Depósitos Judiciais / Emprést.Compulsórios	22	21	8
Outros	12	-	-
PERMANENTE	**3.437**	**2.393**	**2.082**
Investimentos	959	122	150
Imobilizado	2.382	2.162	1.823
Diferido	96	109	109
TOTAL ATIVO	**5.259**	**3.762**	**3.487**

P A S S I V O	31/Dez/2001	30/Set/2001	31/Dez/2000
CIRCULANTE	**1.195**	**401**	**380**
Fornecedores	133	105	55
Financiamentos	904	206	183
Salários e Encargos Sociais	27	30	25
Impostos e Taxas a Recolher	22	23	12
Provisão IRPJ/CSLL	7	30	8
Dividendos Propostos e Juros S/Capital Proprio	92	-	88
Outros	10	7	9
EXIGÍVEL LONGO PRAZO	**1.462**	**762**	**788**
Financiamentos	1.355	649	705
Provisão para Contingências	27	27	26
Imposto de Renda Diferido	80	86	57
Outros	0	0	-
PATRIMÔNIO LÍQUIDO	**2.602**	**2.599**	**2.319**
Capital Social	1.702	1.702	1.702
Reserva de Capital	47	47	47
Reserva de Reavaliação	42	43	46
Reserva Legal	3	-	-
Reserva de Lucros a Realizar	5	-	-
Reservas de Lucros	803	807	524
TOTAL PASSIVO	**5.259**	**3.762**	**3.487**

Anexo IV

DEMONSTRAÇÃO DOS RESULTADOS CONSOLIDADOS
(R$ MILHÕES)

Operações	1º Trimestre/2001		2º Trimestre/2001		3º Trimestre/2001		4º Trimestre/2001		2001	
	R$	%	R$	%	R$	%	R$	%	R$	%
Receita Liquida	**367**	**100,0**	**378**	**100,0**	**384**	**100,0**	**426**	**100,0**	**1554**	**100,0**
Mercado Interno	229	62,5	250	66,1	281	73,1	308	72,3	1067	68,7
Mercado Externo	138	37,5	128	33,9	103	26,9	118	27,7	487	31,3
Custo Produtos Vendidos	(188)	(51,2)	(205)	(54,3)	(209)	(54,5)	(233)	(54,8)	(835)	(53,7)
LUCRO BRUTO	179	48,8	173	45,7	175	45,5	192	45,2	719	46,3
Desp.Vendas	(31)	(8,4)	(32)	(8,5)	(31)	(8,0)	(39)	(9,2)	(132)	(8,5)
Desp.Administrativas	(16)	(4,3)	(18)	(4,8)	(20)	(5,3)	(23)	(5,5)	(77)	(5,0)
Resultado Financeiro	3	0,7	8	2,1	8	2,2	10	2,2	29	1,8
Outras Desp (Rec) Operacionais	-	-	-	-	-	-	-	-	-	-
Lucro Operacional	135	36,8	131	34,6	132	34,4	141	33,0	539	34,7
Equivalência Patrim. Aracruz							3	0,6	3	0,2
Resultado não Operacional	(9)	(2,6)	(9)	(2,4)	(14)	(3,7)	(9)	(2,2)	(42)	(2,7)
L.A.I.R.	**126**	**34,3**	**122**	**32,2**	**118**	**30,8**	**134**	**31,4**	**500**	**32,1**
IR / Contribuição Social	(31)	(8,4)	(24)	(6,4)	(25)	(6,5)	(36)	(8,6)	(116)	(7,5)
Res. Liquido antes das Participações	**95**	**25,9**	**98**	**25,8**	**93**	**24,3**	**98**	**23,0**	**384**	**24,7**
Participação nos Resultados	(2)	(0,5)	(2)	(0,5)	(2)	(0,5)	(2)	(0,4)	(8)	(0,5)
Reversão Juros sobre Capital Próprio	-	-	-	-	-	-	-	-	-	-
Lucro Líquido	**93**	**25,3**	**96**	**25,3**	**91**	**23,8**	**96**	**22,5**	**376**	**24,2**
Lucro por lote de mil ações (em R$)	2,43		2,53		2,40		2,51		10	
EBITDA*	**169**	**48,9**	**160**	**42,4**	**163**	**42,4**	**171**	**40,2**	**663**	**42,7**
Depreciações e Amortizações	39	10,6	39	10,4	41	10,6	42	9,9	161	10,4

* EBITDA = Resultado Operacional antes das Desp. Financeiras mais Outras Receitas (Desp.) Operacionais, Depreciação e Amortização

Nota: O EBITDA foi calculado pelo critério internacional

Anexo V

DEMONSTRAÇÃO DOS RESULTADOS CONSOLIDADOS
(R$ MILHÕES)

Operações	1° Trimestre/2000		2° Trimestre/2000		3° Trimestre/2000		4° Trimestre/2000		2000	
	R$	%	R$	%	R$	%	R$	%	R$	%
Receita Líquida	**327**	**100,0**	**352**	**100,0**	**367**	**100,0**	**391**	**100,0**	**1.437,1**	**100,0**
Mercado Interno	227	69,4	240	68,2	269	73,4	266	68,1	1.002,0	69,7
Mercado Externo	100	30,6	112	31,8	98	26,6	125	31,9	434,6	30,2
Custo Produtos Vendidos	**(165)**	**(50,5)**	**(167)**	**(47,4)**	**(192)**	**(52,2)**	**(185)**	**(47,4)**	**(708,0)**	**(49,3)**
LUCRO BRUTO	**162**	**49,5**	**185**	**52,6**	**175**	**47,8**	**206**	**52,6**	**729,0**	**50,7**
Desp.Vendas	(29)	(8,9)	(26)	(7,4)	(21)	(5,7)	(29)	(7,4)	(106,0)	(7,4)
Desp.Administrativas	(13)	(4,0)	(11)	(3,1)	(14)	(3,8)	(17)	(4,3)	(55,0)	(3,8)
Resultado Financeiro	(4)	(1,2)	(1)	(0,3)	2	0,5	(1)	(0,3)	(3,0)	(0,2)
Juros sobre Capital Próprio	-	-	-	-	-	-	(103)	(26,4)	(103,2)	(7,2)
Outras Desp (Rec) Operacionais	-	-	1	0,3	2	0,5	(1)	(0,2)	1,0	0,1
Lucro Operacional	116	35,5	148	42,0	144	39,2	55	14,1	463,0	32,2
Resultado não Operacional	(8)	(2,4)	(14)	(4,0)	(9)	(2,5)	(14)	(3,6)	(44,0)	(3,1)
L.A.I.R.	**108**	**33,0**	**134**	**38,1**	**135**	**36,8**	**41**	**10,5**	**419,0**	**29,2**
IR / Contribuição Social/Minorit.	(24)	(7,3)	(30)	(8,5)	(34)	(9,3)	(32)	(8,3)	(120,0)	(8,4)
Res. Líquido antes das Participações	**84**	**25,7**	**104**	**29,5**	**101**	**27,5**	**9**	**2,3**	**299,0**	**20,8**
Participação nos Resultados	-	-	-	-	-	-	(8)	(2,0)	(8,0)	(0,6)
Reversão Juros sobre Capital Próprio	-	-	-	-	-	-	103	26,4	103,0	7,2
Lucro Líquido	**84**	**25,7**	**104**	**29,5**	**101**	**27,5**	**104**	**26,7**	**394,0**	**27,4**
Lucro por lote de mil ações (em R$)	2,19		2,71		2,64		2,72		10	
EBITDA*	**155**	**48,9**	**187**	**53,1**	**179**	**48,7**	**192**	**49,1**	**713,0**	**49,6**
Depreciações e Amortizações	35	10,7	39	11,1	38	10,3	41	10,5	152,0	10,6

* EBITDA = Resultado Operacional antes das Desp. Financeiras mais Outras Receitas (Desp.) Operacionais, Depreciação e Amortização

Nota: O EBITDA foi calculado pelo critério internacional

Anexo VI

Fluxo de Caixa Consolidado - *Em R$ milhões*

	31-Dez-01	31-Dez-00
Atividades Operacionais		
Lucro líquido do exercício:	376	394
Ajustes para reconciliar o L.líquido ao caixa gerado pelas atividades operacionais:		
(+) Imposto de Renda e Contribuição Social diferidos	20	24
(+) Depreciação, exaustão, amortização	161	151
(+) Variação Cambial e Monetária	(15)	77
(+) Equivalencia Patrimonial	(3)	-
(+) Valor residual do ativo permanente baixado	9	4
(+) Amortização ágio Celpav	37	37
(+) Apropriação de Juros	100	109
(+) Provisões (PDD)	2	(1)
(+) Ganhos de Swap	(31)	-
(+) Complemento da provisão para contingências	4	-
Decréscimo (acréscimo) em ativos		
Clientes	(76)	(23)
Estoques	(17)	(20)
Impostos a recuperar/IRRF s/ Aplic Financ./Antecipação IR/CS	(33)	(78)
Demais contas a receber	(15)	3
Empréstimos compulsórios e depósitos judiciais	(14)	(3)
Acréscimo (Decréscimo) em passivos		
Fornecedores	40	9
Impostos e taxas a recolher (CP)	9	102
Salários e contrib. sociais	2	2
Demais contas a pagar (CP) e (LP)	1	(28)
Provisão para contingências (LP)	(3)	(5)
Caixa gerado pelas atividades operacionais	554	754
Atividades de investimento		
Aquisição de imobilizado	(715)	(221)
Aquisição de diferido	(2)	(1)
Baixa do Ativo Permanente	(3)	14
Aquisição de participações societárias	(864)	-
Créditos a receber de contratos de swap	132	82
Aplicações Financeiras	(644)	
Sociedades relacionadas	-	126
Caixa gerado (usado nas) pelas atividades de investimentos	(2.096)	-
Atividades de Financiamentos		
Financiamentos		
Captações	1.848	329
Pagamentos principal	(551)	(605)
Juros S/ Capital próprio	(88)	
Fornecedores	38	-
Pagamentos juros	(93)	(104)
Aquisição de ações da própria companhia	-	(12)
Venda de ações da própria companhia	-	56
Pagamento de IRRF s/ créditos de Juros s/ Capital Próprio	-	(15)
Pagamento de dividendos	-	(41)
Caixa gerado (usado nas) pelas atividades de financiamentos	1.154	(392)
Acréscimo (decréscimo) líquido em caixa e aplicações financeiras	(388)	362
Caixa e aplicações financeiras no início do exercício	989	627
Caixa e aplicações financeiras no final do exercício	601	989

Votorantim | Celulose e Papel   NÍVEL 1 MERCADO   VCPA4 BOVESPA   VCP Listed NYSE

Anexo VII

CONCILIAÇÃO DO LUCRO LÍQUIDO
Legislação Societária x USGAAP
(US$ Milhões)

	4° Trim / 2001		2001		4° Trim / 2000		2000	
	R$	US$	R$	US$	R$	US$	R$	US$
RESULTADO BR-GAAP	96	41	376	162	104	53	394	201
Diferença Ativo Imobilizado Histórico		7		19		6		24
Depreciação		6		18		5		20
Baixa		1		1		1		4
Amortização da Capitalização de Juros		(1)		(1)		(1)		(2)
Ativo Diferido baixado em US-GAAP		(1)		(4)		-		(2)
Capitalização de Juros		4		8		2		4
Amortização do ágio em BR-GAAP		6		16		5		19
Equivalência Patrimonial		(3)		(4)				
Fair Value - FASB 133		(3)		7		-		-
IR/CS diferidos em US-GAAP		(4)		(10)		(4)		(13)
Outros ajustes incluindo variação cambial		(8)		(1)		3		18
RESULTADO US-GAAP		36		192		64		249

O lucro líquido em Legislação Societária e os itens de reconciliação foram convertidos para dólar pelas taxas de câmbio de 28 de Dezembro de 2001 e 2000 e pela taxa média do período, respectivamente.